   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 23, 1998
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                 THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its charter)

                       GEORGIA                                              58-2213805
           (State or other jurisdiction of                               (I.R.S. Employer
           incorporation or organization)                               Identification No.)

                             ---------------------
                            2300 WINDY RIDGE PARKWAY
                                SUITE 100 NORTH
                          ATLANTA, GEORGIA 30339-8426
                                 (770) 779-3900
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                          CLINTON MCKELLAR, JR., ESQ.
                 THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.
                            2300 WINDY RIDGE PARKWAY
                                SUITE 100 NORTH
                          ATLANTA, GEORGIA 30339-8426
                                 (770) 779-3900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
     The Commission is requested to mail copies of all orders, notices and communications to:

            LEONARD A. SILVERSTEIN, ESQ.                              J. VAUGHAN CURTIS, ESQ.
             LONG ALDRIDGE & NORMAN LLP                                  ALSTON & BIRD LLP
              5300 ONE PEACHTREE CENTER                                 ONE ATLANTIC CENTER
                303 PEACHTREE STREET                                 1201 W. PEACHTREE STREET
             ATLANTA, GEORGIA 30308-3201                            ATLANTA, GEORGIA 30309-3424
                   (404) 527-4000                                         (404) 881-7000

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED             PROPOSED
                                          AMOUNT              MAXIMUM              MAXIMUM             AMOUNT OF
          TITLE OF SHARES                  TO BE          AGGREGATE PRICE         AGGREGATE          REGISTRATION
         TO BE REGISTERED              REGISTERED(1)       PER SHARE(2)       OFFERING PRICE(2)         FEE(2)
---------------------------------------------------------------------------------------------------------------------
Common Stock, no par value
  per share........................  4,025,000 shares         $29.375           $118,234,375            $32,870
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) Includes 525,000 shares which the underwriters have the option to purchase to cover over-allotments, if any.
(2) Calculated pursuant to Rule 457(c) on the basis of the average of the high and low sale prices of the Registrant's Common Stock as reported on the Nasdaq National Market on November 17, 1998.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 23, 1998

                              PROFIT RECOVERY LOGO

                                3,500,000 SHARES

                                  COMMON STOCK

     The Profit Recovery Group International, Inc. is offering 2,700,000 shares of its common stock and the selling shareholders are selling an additional 800,000 shares. The Company's common stock is traded on the Nasdaq National Market under the symbol "PRGX." The last reported sale price of the common stock on the Nasdaq National Market on November 19, 1998 was $31.94 per share.

                         ------------------------------

    THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                         ------------------------------

                                                                PER SHARE      TOTAL
                                                                ---------      -----
Public offering price.......................................    $            $
Underwriting discounts and commissions......................
Proceeds to the Company.....................................
Proceeds to the selling shareholders........................

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The Company and certain other shareholders have granted the underwriters a 30-day option to purchase up to an additional 525,000 shares of common stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the
shares of common stock to purchasers on           , 1998.

                         ------------------------------

BANCBOSTON ROBERTSON STEPHENS
           MERRILL LYNCH & CO.
                        HAMBRECHT & QUIST
                                   THE ROBINSON-HUMPHREY COMPANY

                                       , 1998

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK. IN THIS PROSPECTUS, THE "COMPANY," "WE," "US" AND "OUR" REFER TO THE PROFIT RECOVERY GROUP INTERNATIONAL, INC. AND ITS SUBSIDIARIES.

                            ------------------------

                               TABLE OF CONTENTS

                                      Page                                                      Page
Summary.............................    3                 Management..........................   39

Risk Factors........................    7                 Selling Shareholders................   42

Use of Proceeds.....................   15                 Underwriting........................   43

Dividend Policy.....................   15                 Legal Matters.......................   44

Price Range of Common Stock.........   16                 Experts.............................   44

Selected Consolidated Financial                           Incorporation of Certain Documents
  Data..............................   17                   by Reference......................   45

Management's Discussion and Analysis                      Additional Information..............   46
  of Financial Condition and Results
  of Operations.....................   19

Business............................   30

                            ------------------------

     We own or have rights to various copyrights, trademarks and trade names used in our business. These include AuditPro(R), AuditPro 97(TM), EDI Inquiry(TM), Claims Management System(TM), FreightPro(TM), Profit Recovery Group International(R), PRG(R), RBAdvantage(TM), RecoverNow(R), ReportPro(TM), ScanSearch(TM) and Sentinel(TM). This prospectus also refers to trademarks and trade names of other companies.

                                    SUMMARY

     This summary is qualified by more detailed information appearing in other sections of this prospectus. The other information is important. We urge you to read the entire prospectus carefully before you decide whether to invest in shares of our common stock. Unless we otherwise indicate, all information in this prospectus assumes the underwriters will not exercise their over-allotment option.

                                  THE COMPANY

     The Profit Recovery Group International, Inc. is a leading provider of accounts payable and other recovery audit services to large transaction-intensive businesses, including retailers, manufacturers, wholesale distributors, technology companies and healthcare providers, and to certain governmental agencies. Our highly trained, experienced recovery audit specialists use sophisticated proprietary technology and advanced audit techniques and methodologies to identify overpayments to vendors and tax authorities. Our clients then pay us a negotiated percentage of the overpayments they recover.

     We principally target large businesses having at least $500.0 million in annual revenues, although smaller businesses also may be attractive clients. Businesses with (1) substantial volumes of payment transactions involving multiple vendors, (2) numerous discounts and allowances, (3) fluctuating prices or (4) complex tax and pricing arrangements find it difficult to detect all payment errors. Although these businesses process the vast majority of payment transactions correctly, a small number of errors do occur. In the aggregate, these transaction errors can represent meaningful "lost profits" that can be particularly significant for businesses with relatively narrow profit margins. For example, we believe that a typical U.S. retailer makes payment errors that are not discovered internally, which in the aggregate can range from several hundred thousand dollars to more than $1.0 million per billion dollars of revenues.

     Our revenues increased 61.5% in 1995, 38.0% in 1996, 45.3% in 1997 and 75.1% for the nine months ended September 30, 1998 compared to the same period in 1997, primarily because of our strategic acquisitions, expansion into international markets, larger client base and high client retention rate. Of our accounts payable audit clients in 1996 that had claims exceeding $100,000 in that year (excluding clients no longer in existence due to such clients' bankruptcies or acquisitions), more than 90.0% continued to use our services in 1997.

                            RECOVERY AUDIT INDUSTRY

     The domestic and international recovery audit industry is fragmented and characterized by several large and many small, local and regional firms. Many of these firms lack the centralized resources or client base to support the technology investment required to provide comprehensive recovery audit services. Businesses increasingly have implemented Electronic Data Interchange ("EDI") technology to transmit order, payment and other transaction information to vendors electronically. Although EDI streamlines transaction processing, it can magnify errors because the errors may be replicated automatically in thousands of transactions. Recovery audit firms, therefore, must use sophisticated technology to audit EDI accounts payable processes effectively.

     We believe that large businesses increasingly are outsourcing internal recovery functions to independent recovery audit firms such as ours. Factors contributing to this trend include (1) a need for significant investments in technology, especially in an EDI environment, (2) an inability to duplicate the breadth of auditing expertise of an independent firm, (3) a desire to focus limited resources on their principal business activities, and (4) a desire for larger and more timely recoveries.

                                  OUR STRATEGY

     Our objective is to be the leading worldwide provider of recovery audit services. To achieve this objective, we plan to continue the following primary strategies:

     - pursuing strategic acquisitions of domestic and international businesses, including both direct competitors and businesses providing complementary recovery audit services;

     - expanding our international presence;

     - increasing our client base within the industries we currently serve;

     - expanding our recovery audit services, including freight, telecommunications, utilities and sales and property tax; and

     - maintaining our technology leadership, including our EDI capabilities.

                                  OUR ADDRESS

     Our principal executive offices are located at 2300 Windy Ridge Parkway, Suite 100 North, Atlanta, Georgia 30339-8426, and our telephone number is (770) 779-3900. Our website is located at www.prgx.com. Information contained in our website is not a part of this prospectus.

                              RECENT DEVELOPMENTS

     On October 29, 1998, we acquired the business of one of our direct competitors, Robert Beck & Associates, Inc., and certain related entities (collectively, "Beck") for $26.1 million in cash and 644,434 unregistered, restricted shares of our common stock. For accounting purposes, we treat this transaction as if it occurred on October 1, 1998. Founded in 1982, Beck is an international accounts payable recovery auditing firm serving clients primarily in the retail and grocery sectors throughout the U.S. and, on a limited basis, in Canada and Germany. Beck had revenues of $14.8 million for 1997.

     On August 6, 1998, we acquired the business of Loder, Drew & Associates, Inc. ("Loder Drew") for an initial purchase price of $70.0 million in cash and 803,535 unregistered, restricted shares of our common stock. We also may be required to pay up to an additional $70.0 million in cash contingent on Loder Drew meeting certain future financial performance goals through December 31, 1999. For accounting purposes, we treat this transaction as if it occurred on July 1, 1998. Founded in 1985, Loder Drew performs accounts payable recovery audit services for a broad variety of Fortune 1000 companies, including those in sectors we have not historically served, such as telecommunications and industrial manufacturing. Loder Drew had revenues of $10.9 million for 1996 and $22.6 million for 1997.

     We borrowed $27.2 million to complete the Beck acquisition and $74.0 million to complete the Loder Drew acquisition under our $200.0 million senior credit facility. We have accounted for each of these transactions under the purchase method of accounting.

                                  THE OFFERING

Common stock offered by the Company............   2,700,000 shares

Common stock offered by the selling
shareholders...................................   800,000 shares

Common stock to be outstanding after the
offering.......................................   26,576,539 shares(1)

Use of proceeds................................   To repay outstanding
                                                  indebtedness.

Nasdaq National Market symbol..................   PRGX

------------------------------

(1) This information is based on 23,876,539 shares outstanding at November 19, 1998. It excludes 3,217,003 shares of common stock issuable upon the exercise of stock options outstanding at November 19, 1998 at a weighted average exercise price of $16.97 per share. It also excludes 1,074,657 shares reserved for issuance under our Stock Incentive Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    NINE MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,               SEPTEMBER 30,
                                       ----------------------------------------   ---------------------
                                        1994     1995(1)   1996(2)   1997(3)(4)     1997     1998(3)(8)
                                       -------   -------   -------   ----------   --------   ----------
STATEMENTS OF EARNINGS DATA:
  Revenues...........................  $34,690   $56,031   $77,330    $112,363    $ 76,445    $133,881
  Operating income...................    4,184     6,442    11,039      16,175      11,183      19,189
  Net earnings.......................    3,640     4,507     3,150       9,623       6,918      10,704
  Pro forma net earnings(5)..........    2,220     2,935     6,668
  Earnings (pro forma for 1995 and
     1996) per share:
     Basic...........................                .24       .41         .52         .38         .50
     Diluted.........................                .21       .39         .51         .37         .47
  Weighted average common and
     dilutive shares outstanding:
     Basic...........................             12,000    16,268      18,415      18,184      21,431
     Diluted(6)......................             14,948    17,457      18,909      18,720      22,939

                                                                 SEPTEMBER 30, 1998
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(7)
                                                              --------   --------------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $ 15,020      $ 15,249
  Working capital...........................................    48,821        49,050
  Total assets..............................................   286,612       286,841
  Long-term debt, excluding current installments............    81,141            --
  Total shareholders' equity................................   142,351       223,721

------------

(1) Effective January 1, 1995, we acquired Fial & Associates, Inc. See Note 8 of Notes to our Consolidated Financial Statements, which we have filed separately and incorporated by reference in this prospectus.

(2) We have included a $3.7 million net deferred tax charge to expense for 1996 resulting from our predecessors' termination of their Subchapter S and partnership status. See Note 5 of Notes to our Consolidated Financial Statements, which we have filed separately and incorporated by reference in this prospectus.

(3) Effective October 1, 1997, we acquired 98.4% of Financiere Alma S.A. and its subsidiaries (collectively, "Alma"). See Note 8 of Notes to our Consolidated Financial Statements, which we have filed separately and incorporated by reference in this prospectus.

(4) We have included a $1.2 million charge for the year ended December 31, 1997 to restructure and realign certain facets of the European management structure in recognition of emerging developments such as the Alma acquisition. See Note 14 of Notes to our Consolidated Financial Statements, which we have filed separately and incorporated by reference in this prospectus.

(5) Prior to our initial public offering on March 26, 1996, our predecessor entities generally were either corporations electing to be taxed as Subchapter S corporations or partnerships. Pro forma net earnings reflect, where applicable, a provision for income taxes to include the additional tax expense as if our predecessor entities had been subject to federal and state income taxes for all periods presented rather than the individual shareholders and partners.

(6) We have included all common dilutive shares issued in 1995 as exercised and outstanding, using the treasury stock method, for 1995 and the first quarter of 1996. See Note 1(k) of Notes to our Consolidated Financial Statements, which we have filed separately and incorporated by reference in this prospectus.

(7) We have adjusted these figures to give effect to our sale of 2,700,000 shares of common stock at an assumed offering price of $31.94 per share and our receipt of the estimated net proceeds from this sale. See "Use of Proceeds." These amounts have not been adjusted to reflect our acquisition of Beck, effective as of October 1, 1998.

(8) We have included the results of Loder Drew since July 1, 1998, the effective date of the acquisition.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock.

     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future results of operations or of our financial condition; or (3) state other "forward-looking" information. We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are not accurately able to predict or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, financial condition and results of operations. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

RISKS OF OUR ACQUISITION STRATEGY

     From January 1, 1997 through November 15, 1998, we completed 11 acquisitions. Our largest acquisitions to date have been 98.4% of Financiere Alma S.A. and its subsidiaries (collectively, "Alma") in October 1997, Loder Drew in August 1998 and Beck in October 1998. Through these and other acquisitions, we have expanded our geographic presence and the range of our recovery audit and other services. While we are not currently a party to any agreements or understandings for any material acquisitions, we expect to continue to acquire both domestic and foreign companies as part of our growth strategy. Acquisitions involve risks that could cause our actual growth to differ from our expectations. For example:

     - We may be unable to continue to identify suitable acquisition candidates. We compete with other companies to acquire recovery audit firms and other businesses. We expect this competition to continue to increase, making it more difficult to acquire suitable companies on favorable terms.

     - We may issue equity securities in future acquisitions that could be dilutive to our shareholders. We also may incur additional debt and amortization expense related to goodwill and other intangible assets in future acquisitions. This additional debt and amortization expense may materially and adversely affect our business, financial condition and results of operations.

     - We may be unable to successfully integrate acquired businesses and realize anticipated economic, operational and other benefits in a timely manner. Integration of an acquired business is especially difficult when we acquire a business (1) in a market in which we have limited or no expertise, or (2) with a corporate culture different from ours. If we are unable to successfully integrate acquired businesses, we may incur substantial costs and delays or other operational, technical or financial problems. In addition, the failure to successfully integrate acquisitions may divert management's attention from our existing business and may damage our relationships with our key clients and employees.

OUR DEPENDENCE ON KEY CLIENTS

     Our five largest clients accounted for 30.1% of our revenues in 1995, 34.6% in 1996 and 33.8% in 1997. Wal-Mart Stores, Inc. and its affiliates (collectively, "Wal-Mart") constituted our largest client during 1995 and 1996, representing 12.7% of revenues in 1995 and 14.4% in 1996. Wal-Mart was our second largest client in 1997, representing 10.4% of revenues for that year. Kmart Corporation ("Kmart") was our largest client in 1997, representing 12.3% of revenues during the period, principally because we audited multiple years for Kmart during 1997. We do not expect to continue auditing multiple years concurrently for Kmart. Although we have decreased our reliance on any single client and our largest clients since 1995 due to acquisitions and growth of our existing business, this trend may not continue. Any reliance on one or a small number of key clients, however, could adversely affect us if we were to lose any of these clients or if our business relationship with these clients changed. For example, one of our five largest accounts representing 4.6% of our domestic revenues for 1996 changed our status from primary recovery auditor in 1996 to secondary recovery auditor in 1997. This change resulted in significantly lower revenues from that client in 1997. In addition, should one or more of our large clients file for bankruptcy or otherwise cease to do business with us, or should one or more of our large clients' vendors file for bankruptcy, our business, financial condition and results of operations could be materially and adversely affected.

OUR RELIANCE ON INTERNATIONAL OPERATIONS

     We derived 27.3% of our revenues from international operations in 1997, and 30.2% for the first nine months of 1998. We rely heavily on international expansion to achieve our long-term growth objectives. We currently operate outside the United States in the following countries:

     - Argentina            - Hong Kong                - Singapore
     - Australia            - Indonesia                - South Africa
     - Belgium              - Malaysia                 - South Korea
     - Brazil               - Mexico                   - Switzerland
     - Canada               - The Netherlands          - Taiwan
     - China                - New Zealand              - Thailand
     - France               - The Philippines          - United Kingdom
     - Germany

     We may commence operations in other countries during 1999, including Italy, Portugal and Spain.

     Although our recovery audit services constitute a generally accepted business practice among retailers in the U.S. and Canada, our services have not yet become widely used in many international markets. Prospective clients, vendors or other involved parties in foreign markets may not accept our services. The failure of these parties to accept and use our services could have a material adverse effect on our business, financial condition and results of operations.

     International operations are subject to risks, including:

     - fluctuations in political and economic instability;

     - difficulties in staffing and managing foreign operations and in collecting accounts receivable;

     - fluctuations in currency exchange rates;

     - costs associated with adapting our services to our foreign clients' needs;

     - unexpected changes in regulatory requirements and laws;

     - difficulties in transferring earnings from our foreign subsidiaries to us; and

     - burdens of complying with a wide variety of foreign laws and labor practices, including laws that could subject certain tax recovery audit practices to regulation as the unauthorized practice of law.

     We have encountered, and expect to continue to encounter, significant expense and delays in expanding our international operations because of language and cultural differences, and staffing, communications and related issues.

     In our experience, entry into new international markets requires considerable management time as well as start-up expenses for market development, hiring and establishing office facilities before any significant revenues are generated. As a result, initial operations in a new market typically operate at low margins or may be unprofitable. Our international expansion strategy will require substantial financial resources and may result in the incurrence of additional indebtedness and in dilutive issuances of additional equity securities. Financing for international expansion may not be available to us on acceptable terms and conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

UNCERTAINTY OF OUR REVENUE RECOGNITION ESTIMATES AND COLLECTION OF OUR CONTRACT RECEIVABLES

     We recognize revenues from certain of our accounts payable recovery audit services at the time we present overpayment claims to our clients and they approve these claims. The revenues from these services constitute a substantial portion of our total revenues. Our clients may reject for any reason any portion of an overpayment claim we have identified, in which case we do not recognize revenue for the portion of the overpayment claim our client has rejected. We do not recognize revenue for any overpayment claims that we have identified but which we do not believe will be collected by our clients. We initially establish our estimate for uncollectible claims for each client based on (1) historical collection rates, (2) types of claims identified, (3) current industry conditions and (4) other factors which, in our opinion, deserve consideration. We may, however, subsequently adjust this estimate as these factors fluctuate. Despite our experience in providing accounts payable recovery audit services, our estimates of uncollectible claims may not be adequate. If we underestimate uncollectible claims, our financial condition and results of operations could be materially and adversely affected.

     Once we present these claims to our clients and they approve them, our clients generally will take a credit against outstanding payables or future purchases from their vendors. We will then invoice our clients for our fees. Our fees typically are equal to a contractually stipulated percentage of the amounts our clients recover. Our contract receivables as of any balance sheet date are largely unbilled because we do not control the timing or extent of a client's claims processing, and because the timing of a client's payments for future purchases from its vendors are outside our control. Consequently, we may not collect all of our contract receivables because we are dependent on our clients to pursue their claims. This lengthy revenue and cash receipts cycle also subjects us to increased risk that contract receivables will not be collected because (1) our client or its vendors may file for bankruptcy protection, or (2) our client may cease doing business with one or more of its vendors and therefore be unable to take credits against current and future purchases from such vendors.

FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS

     Our quarterly revenues, expenses and operating results may fluctuate significantly because of a number of factors, including:

     - client engagements commenced and completed during a quarter;

     - our ability to consummate acquisitions;

     - our ability to compete in a highly competitive market;

     - our ability to develop and upgrade our proprietary technology in a timely manner;

     - changes in our employee compensation programs; and

     - changes in the mix of domestic and international revenues and the level of international expansion.

     We typically realize higher revenues and operating income in the last two quarters of our fiscal year. We expect this trend to continue because it reflects the inherent purchasing and operational cycles of the retailing industry, which is the principal industry we currently serve. If we do not continue to realize increased revenues in future third and fourth quarter periods, our profitability for any affected quarter and the entire year could be materially and adversely affected because ongoing selling, general and administrative expenses are largely fixed over the short term. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."

MANAGEMENT OF OUR RAPID GROWTH

     We are growing rapidly. Our rapid growth presents numerous operational challenges and places significant additional pressure on our managerial, financial and other resources. Our international expansion compounds these challenges and pressures, especially in countries where language, cultural or regulatory barriers exist. Although we have adopted programs to hire and train auditors and managers, our inability to attract and retain qualified personnel in both domestic and foreign markets could result in decreased revenue or increased costs. Our failure to continually improve our internal systems and to effectively integrate financial reporting systems on a timely basis could adversely affect our business, financial condition and results of operations.

DEPENDENCE ON PROPRIETARY TECHNOLOGY; INTELLECTUAL PROPERTY RIGHTS

     Our operations could be materially and adversely affected if we are not adequately able to protect our proprietary software, audit techniques and methodologies, and other proprietary intellectual property rights. We rely on a combination of trade secret laws, nondisclosure and other contractual arrangements and technical measures to protect our proprietary rights. Although we presently hold U.S. and foreign registered trademarks and U.S. registered copyrights on certain of our proprietary technology, we may be unable to obtain similar protection on our other intellectual property. In addition, in the case of foreign registered trademarks, we may not receive the same enforcement protection on our intellectual property as in the U.S. We generally enter into confidentiality agreements with our employees, consultants, clients and potential clients and limit access to, and distribution of, our proprietary information. Nevertheless, we may be unable to deter misappropriation of our proprietary information, detect unauthorized use and take appropriate steps to enforce our intellectual property rights. Our competitors also may independently develop technologies that are substantially equivalent or superior to our technology.

Although we believe that our services and products do not infringe on the intellectual property rights of others, we can not prevent someone else from asserting a claim against us in the future for violating their technology rights.

YEAR 2000 RISKS

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000.

     We have undertaken, but have not completed, an assessment of our Year 2000 issues. The assessment is scheduled for completion in January 1999. Until we have completed our assessment, we cannot be sure that our efforts to address Year 2000 issues are appropriate, adequate or complete.

     Based on our preliminary assessment of the Year 2000 issues, we may face the following concerns:

     - We are dependent on personal computer ("PC") systems both for internal accounting and for completion of audit engagements for our clients. Even though we have spent approximately $745,000 since January 1, 1998, and intend to spend an additional $170,000 by December 31, 1998, to replace older hardware and software, some of our PC systems may not be able to handle the Year 2000 issue.

     - We have not verified that our financial accounting software is capable of handling the Year 2000 issue. We have, however, decided to replace our financial accounting software with a system that we believe is fully Year 2000 compatible. This process is scheduled to be completed by mid-year 1999. Failure to complete this process by the end of 1999 may result in our inability to accurately determine our revenues or calculate incentive compensation for our employees.

     - Certain of our international operations continue to utilize an older (not ready for Year 2000) version of our proprietary recovery audit software. Plans are in place to upgrade all operations to the current version by mid-year 1999. The only significant issue in completing the upgrade is developing a training plan in the native language of the users. If the upgrade is not completed, affected international auditors may be required to utilize other less effective audit tools, techniques and processes, and as a result, we could suffer a loss of revenues outside the U.S.

     - We have made and continue to make acquisitions of other companies. We may acquire a business with a significant risk from Year 2000 issues.

     - We have not assessed the risks within Alma. If we discover that Alma has a serious Year 2000 problem, we could experience a loss of revenues from their operations.

     - Our business operations involve working with outputs from our clients' financial systems. While each of our clients may be assessing its own risks, we have not surveyed our clients and we may experience a temporary inability to process client-supplied data due to our clients' Year 2000 issues.

     As a result of these Year 2000 issues, we may suffer the following consequences:

     - We may experience a significant number of operational inconveniences and inefficiencies for us and our customers that may divert our time and attention and financial and human resources from our ordinary business activities.

     - We may suffer serious system failures that may require significant efforts by us or our customers to prevent or alleviate material business disruptions.

     - We may experience a significant loss of revenues or incur a significant amount of unanticipated expenses.

DEPENDENCE ON KEY PERSONNEL

     Our success depends largely on the efforts and skills of our executive officers and key employees, particularly John M. Cook, Michael A. Lustig and Ronald K. Loder in the United States, and Marc S. Eisenberg in France. The loss of the services of one or more of these persons could materially adversely affect our business, financial condition and results of operations. We have entered into employment agreements with Messrs. Cook, Lustig, Loder and Eisenberg, and other members of management. We also maintain key man life insurance policies in the aggregate amounts of $13.3 million on the life of Mr. Cook; $5.0 million on the life of Mr. Lustig; $10.0 million on the life of Mr. Loder; and $5.0 million on the life of Mr. Eisenberg.

DOMESTIC AUDITOR COMPENSATION

     On January 1, 1999, we intend to modify the compensation program for our domestic auditors who serve retailers, wholesale distributors and governmental agencies (our core domestic business). We currently compensate these auditors based solely on their individual commissions on client accounts receivable we collect. After January 1, 1999, we intend to provide individual auditors in this group with a moderate amount of salaried base compensation. We anticipate that most of the affected auditors will continue to earn a substantial majority of their total compensation through commissions paid to them when we collect accounts receivable from our clients.

     If our domestic auditors who serve retailers, wholesale distributors and governmental agencies are not pleased with their modified compensation program, they may choose to leave, which could materially and adversely affect our ability to generate revenues and our results of operations. We also are at risk if these auditors do not produce a sufficient level of revenues to cover their salaried base compensation. If a significantly large number of these auditors do not produce adequate revenues to cover their salaried base compensation, then this revenue shortfall could materially and adversely affect our business, financial condition and results of operations.

COMPETITION

     The recovery audit business is highly competitive. The competitive factors affecting the market for our recovery audit services include:

     - establishment and maintenance of client relationships;

     - quality and quantity of claims identified;

     - experience and professionalism of audit staff;

     - rates for services;

     - technological capabilities; and

     - geographic scope of operations.

     Our principal competitors for accounts payable recovery audit services include local and regional firms and one firm, Howard Schultz & Associates, Inc., with a network of affiliate organizations in the U.S. and abroad. Our competitors for tax recovery audit services in France include major international accounting firms, tax attorneys and several smaller tax recovery audit firms. We are uncertain whether we can continue to compete successfully with our competitors. In addition, our profit margins could decline because of competitive pricing pressures that may have a material adverse effect on our business, financial condition and results of operations.

OFFERING BENEFITS TO CERTAIN SELLING SHAREHOLDERS

     The selling shareholders will receive substantial proceeds from selling shares of common stock in this offering. We will pay the offering expenses of the shareholders who are selling in this offering, other than underwriting discounts and commissions. After deducting underwriting discounts and commissions, the net proceeds (at an assumed offering price of $31.94 per share) to the selling shareholders, all of whom are our affiliates, are approximately as follows: John M. Toma and affiliates, $1.6 million; and Berkshire Fund III, A Limited Partnership ("Berkshire Fund III") and affiliates, $22.7 million. Affiliates of John M. Cook are the only shareholders who have granted the underwriters an over-allotment option to purchase shares of common stock. If the underwriters' over-allotment option is exercised in full, the aggregate net proceeds to the affiliates of Mr. Cook will be approximately $10.1 million.

SIGNIFICANT INFLUENCE BY MANAGEMENT

     After we sell shares of common stock in this offering, our executive officers and directors collectively will beneficially own 22.9% of the outstanding common stock (21.5% if the underwriters' over-allotment option is exercised in full), of which John M. Cook will beneficially own 13.2% (11.8% if the underwriters' over-allotment option is exercised in full). As a result, our management collectively will continue to have significant influence over (1) the election of our Board of Directors, (2) the approval or disapproval of any other matters requiring shareholder approval, and (3) the affairs and policies of the Company.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Our Articles of Incorporation and Bylaws and Georgia law contain provisions that may delay, defer or inhibit a future acquisition of us not approved by our Board of Directors. This could occur even if our shareholders are offered an attractive value for their shares or if a substantial number or even a majority of our shareholders believe the takeover is in their best interest. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our Board of Directors in connection with the transaction. These provisions include (1) a staggered Board of Directors, (2) special meeting call restrictions, and (3) the ability of the Board of Directors to consider the interests of various constituencies, including our employees, clients and creditors and the local community. In addition, our Articles of Incorporation permit the Board of Directors to issue shares of preferred stock with such designations, powers, preferences and rights as it determines, without any further vote or action by our shareholders. These provisions also could discourage bids for your shares of common stock at a premium and have a material adverse effect on the market price of your shares.

LIMITATION ON LIABILITY AND INDEMNIFICATION

     Our Articles of Incorporation and Bylaws limit the liability of our Board of Directors to the fullest extent permitted under Georgia law. Our Bylaws provide that we will indemnify directors and officers and that we can indemnify our employees and other agents to the maximum extent possible and in a manner permitted by Georgia law. In addition, we have entered into individual agreements to indemnify our directors and certain officers.

CLIENT BANKRUPTCIES

     We currently derive the majority of our revenues from clients in the retailing industry. The retailing industry is an intensely competitive environment, and retailer bankruptcy filings are not uncommon. Certain of our domestic retailing clients have filed for bankruptcy protection resulting in aggregate net charges to operations of $468,000 in 1995, $398,000 in 1996 and $180,000 in 1997. Future bankruptcy filings by our clients or their vendors, particularly any of our key clients, could have a material adverse effect on our business, financial condition and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have 26,576,539 shares of common stock outstanding. Substantially all of these shares will be transferable either without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to the volume and other limitations of Rule 144 promulgated under the Securities Act.

     Approximately 6,711,364 shares of common stock are subject to lock-up agreements between the holders of those shares and the representatives of the underwriters, pursuant to which the holders have agreed not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of common stock until 90 days after the date of this prospectus, subject to limited exceptions. See "Underwriting." Following the expiration of this period, substantially all of the shares subject to the lock-up agreements will become available for immediate resale in the public market subject to the volume and other limitations of Rule 144. Pursuant to the terms of various acquisitions that we have completed, an additional 2,881,842 shares are subject to contractual lock-up provisions with us that will expire beyond the lock-up period.

POSSIBLE VOLATILITY OF STOCK PRICE

     Our common stock is traded on the Nasdaq National Market. The market price of our common stock could fluctuate substantially, based on a variety of factors, including future announcements concerning us or our key clients or competitors, technological innovations, government regulations, litigation or changes in earnings estimates by analysts. Furthermore, stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations and demand for our services, may adversely affect the market price of our common stock. See "Price Range of Common Stock" and "Underwriting."

                                USE OF PROCEEDS

     The net proceeds from the sale of the 2,700,000 shares of common stock offered by the Company are estimated to be approximately $81.4 million (approximately $87.2 million if the underwriters' over-allotment option is exercised in full), at an assumed offering price of $31.94 per share and after deducting underwriting discounts and commissions (approximately $4.3 million) and estimated offering expenses (approximately $550,000) payable by the Company. The Company will not receive any proceeds from the sale of shares of common stock by the selling shareholders.

     The Company intends to use the net proceeds solely to repay outstanding indebtedness under its $200.0 million senior credit facility (the "Credit Facility") with NationsBank, N.A., as agent, all of which the Company incurred to finance various business acquisitions. At November 19, 1998, the Company owed $109.2 million in principal and accrued and unpaid interest under the Credit Facility at various LIBOR-based interest rates (6.82% weighted average interest rate as of November 19, 1998). Borrowings under the Credit Facility are due August 2003 with prepayments permitted. The Company is not currently a party to any agreements or understandings with respect to any material acquisitions, and it does not know whether any future material acquisitions will be consummated.

     Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in (1) short-term investment grade securities, (2) certificates of deposit or (3) direct or guaranteed obligations of the U.S. government.

                                DIVIDEND POLICY

     The Company has not paid cash dividends since its March 26, 1996 initial public offering and does not intend to pay cash dividends in the foreseeable future. Moreover, restrictive covenants included in the Credit Facility specifically prohibit payments of cash dividends without the written consent of the Company's lenders. The Company's predecessors paid Subchapter S shareholder dividends of approximately $860,000 in 1994 and $10.3 million in 1995 and paid partnership distributions of approximately $215,000 in 1994 and $382,000 in 1995. Immediately prior to the Company's initial public offering, its predecessors also paid a Subchapter S shareholder distribution of approximately $4.7 million and a partnership distribution of approximately $178,000.

                          PRICE RANGE OF COMMON STOCK

     The following table sets forth the range of high and low sale prices per share for the Company's common stock as reported on the Nasdaq National Market, where the stock trades under the symbol "PRGX," for the periods indicated.

                                                                PRICE RANGE OF
                                                                 COMMON STOCK
                                                              -------------------
                                                                HIGH        LOW
                                                              --------    -------

FISCAL 1996
First Quarter (from March 26, 1996 through March 31,
  1996).....................................................  $16   1/2   $11    (1)
Second Quarter..............................................   22   1/2    15  1/4
Third Quarter...............................................   24   1/4    11  1/2
Fourth Quarter..............................................   21   1/2    11  1/4

FISCAL 1997
First Quarter...............................................  $18   1/4   $11 1/16
Second Quarter..............................................   16   1/8    11  3/4
Third Quarter...............................................   20   1/8    13  5/8
Fourth Quarter..............................................   19   1/2    13  7/8

FISCAL 1998
First Quarter...............................................  $23         $15  1/2
Second Quarter..............................................   29   1/2    21  3/8
Third Quarter...............................................   34          18  7/8
Fourth Quarter (through November 19, 1998)..................   33   3/8    20  1/8

------------

(1) Initial public offering price.

     On November 19, 1998, the last sale price of the common stock as reported on the Nasdaq National Market was $31 15/16 per share. As of November 19, 1998, there were 175 holders of record of the common stock. The Company believes there are in excess of 400 beneficial holders of the common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth the Company's selected consolidated historical financial data as of and for the five years ended December 31, 1997 and as of September 30, 1998 and for the nine months ended September 30, 1997 and 1998. Such historical consolidated financial data as of and for the five years ended December 31, 1997 have been derived from the Company's Consolidated Financial Statements and Notes thereto, which Consolidated Financial Statements have been audited by KPMG Peat Marwick LLP, independent auditors. Such historical consolidated financial data as of September 30, 1998 and for the nine months ended September 30, 1997 and 1998 are derived from the Company's unaudited Consolidated Financial Statements, and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for the periods. The audited Consolidated Balance Sheets as of December 31, 1996 and 1997 and the related Consolidated Statements of Earnings, Shareholders' Equity (Deficit) and Cash Flows for each of the years in the three-year period ended December 31, 1997 and the report thereon, which in 1997 is based partially upon the report of other auditors, are filed separately and incorporated by reference in this prospectus. The selected pro forma Statements of Earnings data for the four years ended December 31, 1996 are unaudited. The data presented below should be read in conjunction with the Consolidated Financial Statements and Notes thereto and other financial information filed separately by the Company and incorporated by reference in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                       NINE MONTHS ENDED
                                                               YEARS ENDED DECEMBER 31,                  SEPTEMBER 30,
                                                   ------------------------------------------------   --------------------
                                                    1993      1994     1995(1)    1996     1997(2)    1997(2)   1998(2)(7)
                                                   -------   -------   -------   -------   --------   -------   ----------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF EARNINGS DATA:
HISTORICAL
  Revenues.......................................  $25,262   $34,690   $56,031   $77,330   $112,363   $76,445    $133,881
  Cost of revenues...............................   13,299    18,163    30,554    40,330     57,726    39,553      68,360
  Selling, general and administrative expenses...    8,899    12,343    19,035    25,961     37,254    25,709      46,332
  Restructuring costs(3).........................       --        --        --        --      1,208        --          --
                                                   -------   -------   -------   -------   --------   -------    --------
    Operating income.............................    3,064     4,184     6,442    11,039     16,175    11,183      19,189
  Interest income (expense), net.................     (874)     (544)   (1,630)     (100)      (403)      132      (1,589)
  Debt refinancing expenses......................      414        --        --        --         --        --          --
                                                   -------   -------   -------   -------   --------   -------    --------
    Earnings before income taxes.................    1,776     3,640     4,812    10,939     15,772    11,315      17,600
  Income taxes(4)................................       --        --       305     7,789      6,149     4,397       6,896
                                                   -------   -------   -------   -------   --------   -------    --------
  Net earnings...................................  $ 1,776   $ 3,640   $ 4,507   $ 3,150   $  9,623   $ 6,918    $ 10,704
                                                   =======   =======   =======   =======   ========   =======    ========
  Cash dividends per share.......................  $    --   $   .10   $   .93   $   .28   $     --   $    --    $     --
                                                   =======   =======   =======   =======   ========   =======    ========
PRO FORMA(5)
  Historical earnings before income taxes........  $ 1,776   $ 3,640   $ 4,812   $10,939
  Pro forma income taxes.........................      692     1,420     1,877     4,271
                                                   -------   -------   -------   -------
    Pro forma net earnings.......................  $ 1,084   $ 2,220   $ 2,935   $ 6,668
                                                   =======   =======   =======   =======
  Earnings (pro forma for 1995 and 1996) per
    share:
    Basic........................................                      $   .24   $   .41   $    .52   $   .38    $    .50
                                                                       =======   =======   ========   =======    ========
    Diluted......................................                      $   .21   $   .39   $    .51   $   .37    $    .47
                                                                       =======   =======   ========   =======    ========

                                                                            DECEMBER 31,
                                                          ------------------------------------------------   SEPTEMBER 30,
                                                           1993      1994     1995(1)   1996(6)   1997(2)       1998(8)
                                                          -------   -------   -------   -------   --------   -------------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.............................  $    98   $ 1,284   $  642    $16,891   $ 19,386     $ 15,020
  Working capital.......................................    2,068     4,889    6,738     30,004     34,563       48,821
  Total assets..........................................   11,045    13,779   30,268     68,318    133,885      286,612
  Long-term debt, excluding current installments........    4,256     2,741   17,629        692     24,365       81,141
  Loans from shareholders...............................      208     1,075    1,075         --         --           --
  Total shareholders' equity (deficit)..................     (167)    2,356   (3,402)    40,559     63,072      142,351

------------

(1) Effective January 1, 1995, the Company acquired Fial & Associates, Inc. See
    Note 8 of Notes to Consolidated Financial Statements of the Company filed separately and incorporated by reference in this prospectus.

(2) During 1997, the Company completed five acquisitions including Shaps Group, Inc. (January), Accounts Payable Recovery Services, Inc. (February), The Hale Group (May), Alma (October) and TradeCheck, LLC (November). See Note 8 of Notes to Consolidated Financial Statements of the Company filed separately and incorporated by reference in this prospectus.

(3) Represents a $1.2 million charge to restructure and realign certain facets of the European management structure in recognition of emerging developments such as the Alma acquisition. See Note 14 of Notes to Consolidated Financial Statements of the Company filed separately and incorporated by reference in this prospectus.

(4) In April 1995, the Company's predecessors reorganized and its international entities became C corporations. Additionally, in connection with the Company's March 1996 initial public offering, all domestic entities became C corporations. As a result of these conversions to C corporations, the Company incurred charges to operations of $305,000 in 1995 and $3.7 million in 1996 for cumulative deferred income taxes. The Company's 1996 provision for income taxes of $7.8 million consists of the above-mentioned $3.7 million charge for cumulative deferred income taxes combined with $4.1 million in tax provisions at a 39.0% composite effective rate for the three quarters subsequent to the March 26, 1996 initial public offering. See Note 5 of Notes to Consolidated Financial Statements of the Company filed separately and incorporated by reference in this prospectus.

(5) The Company's predecessor entities prior to its initial public offering on March 26, 1996 generally were either corporations electing to be taxed as Subchapter S corporations or partnerships. As a result, any income tax liabilities were the responsibilities of the respective shareholders and partners. Pro forma net earnings reflect, where applicable, a provision for income taxes to include the additional tax expense as if the Company had been subject to federal and state income taxes for all periods presented rather than the individual shareholders and partners.

(6) Balance Sheet Data as of December 31, 1996 reflect the receipt of net proceeds from the Company's March 26, 1996 initial public offering together with the partial use of such proceeds to repay substantially all debt obligations other than certain convertible debentures which were converted to shareholders' equity immediately prior to the offering. See Note 7 of Notes to Consolidated Financial Statements of the Company filed separately and incorporated by reference in this prospectus.

(7) Includes the results of Loder Drew since July 1, 1998, the effective date of the acquisition.

(8) Reflects the net proceeds received by the Company in its March 1998 public offering of 2,000,000 shares of common stock and the effect of the Loder Drew acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is a leading provider of accounts payable and other recovery audit services to large transaction-intensive businesses, including retailers, manufacturers, wholesale distributors, technology companies and healthcare providers, and to certain governmental agencies. In businesses with large purchase volumes and continuously fluctuating prices, some small percentage of erroneous overpayments to vendors is inevitable. In addition, the complexity of various tax laws results in overpayments to governmental agencies. Services such as freight, telecommunications and utilities provided to businesses under complex pricing arrangements also can result in overpayments. All of these overpayments result in "lost profits." The Company's trained, experienced audit specialists use sophisticated proprietary technology and advanced audit techniques and methodologies to identify overpayments to vendors and tax authorities. The Company receives a contractual percentage of overpayments it identifies and its clients recover.

RESULTS OF OPERATIONS

     The following table sets forth the percentage of revenues represented by certain items in the Company's Consolidated Statements of Earnings for the periods indicated:

                                                                            NINE MONTHS
                                                                               ENDED
                                              YEARS ENDED DECEMBER 31,     SEPTEMBER 30,
                                             --------------------------    --------------
                                              1995      1996      1997     1997     1998
                                             ------    ------    ------    -----    -----
HISTORICAL
  Revenues...............................    100.0%    100.0%    100.0%    100.0%   100.0%
  Cost of revenues.......................     54.5      52.1      51.4      51.8     51.1
  Selling, general and administrative
     expenses............................     34.0      33.6      33.2      33.6     34.6
  Restructuring costs....................       --        --       1.0        --       --
                                             -----     -----     -----     -----    -----
          Operating income...............     11.5      14.3      14.4      14.6     14.3
  Interest income (expense), net.........     (2.9)     (0.2)     (0.4)      0.2     (1.2)
                                             -----     -----     -----     -----    -----
          Earnings before income taxes...      8.6      14.1      14.0      14.8     13.1
  Income taxes...........................      0.6      10.0       5.4       5.8      5.1
                                             -----     -----     -----     -----    -----
          Net earnings...................      8.0%      4.1%      8.6%      9.0%     8.0%
                                             =====     =====     =====     =====    =====
PRO FORMA
  Historical earnings before income
     taxes...............................      8.6%     14.1%
  Pro forma income taxes.................      3.3       5.5
                                             -----     -----
          Pro forma net earnings.........      5.3%      8.6%
                                             =====     =====

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1998 COMPARED TO CORRESPONDING PERIOD OF THE PRIOR YEAR

     Revenues. The Company's revenues consist principally of contractual percentages of overpayments recovered for clients that continue to be heavily concentrated in the retailing industry. For the nine months ended September 30, 1998, revenues were $133.9 million, or 75.1% higher than $76.4 million achieved in the corresponding period of 1997.

     For the first nine months of 1998 domestic revenues were $93.5 million, an increase of 58.9% over $58.8 million during the comparable period of 1997. Of this 58.9% increase, (1) 11.2% was contributed by growth from existing retail, wholesale distribution and governmental agency clients (the Company's historical client base) which were served in the first nine months of 1998 and the corresponding period in 1997; (2) 37.0% was derived from the seven domestic complementary recovery audit firms acquired during the last nine fiscal quarters; and (3) 10.7% was contributed by growth from provision of services to new clients.

     The Company considers international operations to be all operations located outside of the U.S. For the first nine months of 1998, international revenues were $40.4 million, a 129.5% increase over $17.6 million during the comparable period of 1997. Of this 129.5% increase, (1) 93.8% was contributed by operations of Alma and Novexel S.A., which were acquired in October 1997 and July 1998, respectively, and (2) 35.7% resulted from existing operations, primarily from services provided to new clients. The Company continues to believe that the rate of revenue growth for its international operations will significantly exceed its rate of domestic revenue growth for the foreseeable future if the revenue effect of acquired businesses, if any, is excluded. There can be no assurance, however, that recent international growth trends will continue. See "--Forward-Looking Statements."

     The Company has experienced and expects to continue to experience significant seasonality in its business. The Company typically realizes higher revenues and operating income in the last two quarters of its fiscal year. This trend is expected to continue and reflects the inherent purchasing and operational cycles of the retailing industry, which continues to be the source of the majority of the Company's revenues. The Company's recent acquisitions, including the October 1997 acquisition of Alma, the August 1998 acquisition of Loder Drew and the October 1998 acquisition of Beck are not expected to significantly affect this trend because these entities, in the aggregate, have historically experienced similar seasonality in revenues and operating income. Should the Company not continue to realize increased revenues in future third and fourth quarter periods, profitability for any affected quarter and the entire year could be materially and adversely affected due to ongoing selling, general and administrative expenses that are largely fixed over the short term. See "--Forward-Looking Statements."

     Cost of Revenues. Cost of revenues consists principally of commissions paid or payable to the Company's auditors based upon the level of overpayment recoveries, and salaries and bonuses paid or payable to divisional and regional managers. Also included are other direct costs incurred by these personnel including rental of field offices, travel and entertainment, telephone, utilities, maintenance and supplies, and clerical assistance. For the nine months ended September 30, 1998 and 1997, cost of revenues was 51.1% and 51.8%, respectively.

     For the nine months ended September 30, 1998, domestic cost of revenues as a percentage of domestic revenues was 52.8%, up slightly from 52.6% during the corresponding quarter of 1997. For the nine months ended September 30, 1998, international cost of revenues as a percentage of international revenues was 47.1%, down from 48.7% for the corresponding period in 1997. International improvements in the 1998 nine-month period related primarily to various components of fixed costs being spread over a rapidly growing revenue base.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses include the expenses of sales and marketing activities, information technology services and the corporate data center, human resources, legal and accounting, administration, headquarters-related depreciation of property and equipment, and amortization of intangibles. For the nine months ended September 30, 1998, selling, general and administrative expenses as a percentage of revenues was 34.6%, up from 33.6% in the comparable period of 1997.

     For the first nine months of 1998, domestic selling, general and administrative expenses as a percentage of domestic revenues increased to 33.0% from 30.2% in the corresponding period of 1997. The Company's 1998 domestic selling, general and administrative expenses percentage is higher than the comparable percentage in 1997 due to increased expenditures for various 1998 initiatives such as significantly expanded auditor hiring and training programs, significant additional resource commitments in the Company's information technology functions, and period costs associated with intensified mergers and acquisitions efforts.

     For the nine-month period ended September 30, 1998, international selling, general and administrative expenses as a percentage of international revenues improved to 38.4%, down significantly from 45.1% in 1997. Improvements in 1998 related primarily to various components of fixed costs being spread over a rapidly growing revenue base.

     In connection with acquired businesses, the Company has recorded intangible assets including goodwill and deferred non-compete costs. Amortization of these intangible assets totaled $3.7 million and $1.0 million for the nine-month periods ended September 30, 1998 and 1997, respectively.

     Operating Income. For the nine months ended September 30, 1998, operating income increased 71.6% to $19.2 million, up from $11.2 million in the comparable period of 1997. Operating income did not grow proportionately with revenues during the 1998 period due to increased domestic selling, general and administrative expenses associated with various planned initiatives, as previously discussed.

     Interest Income (Expense), Net. For the nine months ended September 30, 1998, net interest expense was $1.6 million, compared to net interest income of $132,000 during the comparable period of 1997. The 1998 increase relates principally to interest on bank borrowings in connection with the Company's purchases of Alma, The Medallion Group, Novexel S.A., Cost Recovery Professionals Pty Ltd and Loder Drew offset in part by interest income as a result of the follow-on public offering completed at the end of the first quarter.

     Earnings Before Income Taxes. Earnings before income taxes rose 55.5% in the nine-month period ended September 30, 1998 compared to the same period of 1997. Earnings before income taxes did not grow proportionately with revenues during the 1998 period due primarily to increased domestic selling, general and administrative expenses associated with various planned initiatives and additional net interest expense, as previously discussed.

     Income Taxes. The provisions for income taxes for all periods presented consist of federal, state and foreign income taxes at a composite effective rate which approximates 39.0%.

     Weighted-Average Shares Outstanding--Basic. For the nine months ended September 30, 1998, the Company's weighted-average shares outstanding was 21,431,000 compared to 18,184,000 for the same period in 1997. This increase related primarily to 2,000,000 common shares issued in a public offering on March 16, 1998 and common shares issued in connection with acquisitions of various companies.

1997 COMPARED WITH 1996

     Revenues. Revenues increased 45.3% to $112.4 million for 1997, up from $77.3 million in 1996.

     Domestic revenues increased 30.2% to $81.7 million in 1997, up from $62.7 million in 1996. Of this 30.2% increase, (1) 9.0% was contributed by existing clients served in both the 1996 and 1997 periods; (2) 13.3% was contributed by the four recovery audit firms acquired in 1997; and (3) 7.9% resulted from provision of services to new clients (net of the effect of revenues in 1996 from clients not served in 1997).

     The Company considers international operations to be all operations located outside of the U.S. International revenues increased 109.9% to $30.7 million in 1997, up from $14.6 million in 1996. Of this 109.9% increase, (1) 45.3% was contributed by operations of Alma subsequent to this October 1997 acquisition and (2) 64.6% resulted from existing operations, primarily from services provided to new clients.

     Cost of Revenues. Cost of revenues as a percentage of revenues decreased to 51.4% in 1997 from 52.1% in 1996.

     Domestically, cost of revenues as a percentage of revenues increased slightly to 53.1% in 1997 from 52.7% in 1996. This increase related primarily to cost of revenues associated with revenues subsequently recognized on claims in process acquired as part of the Company's May 1997 acquisition of The Hale Group. These claims carried higher auditor compensation rates than those customarily paid by the Company. The remainder of these claims in process is expected to be resolved in 1998.

     Internationally, cost of revenues as a percentage of revenues decreased to 46.8% in 1997, from 49.7% in 1996. This reduction was due in part to the operations of Alma during the fourth quarter of 1997 which were conducted at a cost of revenue percentage of 44.2%. Excluding Alma's revenues and cost of revenues from the Company's 1997 international operations, international cost of revenues as a percentage of international revenues would have been 47.5%, or a 2.2% reduction from 1996. This improvement resulted primarily from gross margin expansions during 1997 in the Company's more established international locations.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of revenues decreased to 33.2% in 1997, from 33.6% in 1996.

     Domestic selling, general and administrative expenses as a percentage of domestic revenues increased to 30.6% in 1997, up from 30.2% in 1996. The Company's 1997 domestic selling, general and administrative expenses percentage is higher than the comparable percentage in 1996 due to increased expenditures for various 1997 initiatives such as significantly expanded training programs and period costs associated with intensified mergers and acquisitions efforts.

     Internationally, selling, general and administrative expenses as a percentage of revenues decreased to 40.0% in 1997, down significantly from 47.9% in 1996. This reduction was due in part to the operations of Alma during the fourth quarter of 1997 which were conducted at a selling, general and administrative expenses percentage of 26.9%. Excluding Alma's revenues and selling, general and administrative expenses from the Company's 1997 international operations, international selling, general and administrative expenses as a percentage of international revenues would have been 43.6%, or a 4.3% reduction from 1996. This improvement resulted primarily from various components of fixed costs being spread over a rapidly growing revenue base.

     In connection with acquired businesses, the Company has recorded intangible assets including goodwill and deferred non-compete costs. Amortization of these intangible assets totaled $1.9 million in 1997 and $1.2 million in 1996.

     Restructuring Costs. In recognition of emerging developments such as the Alma acquisition, the Company restructured and realigned certain facets of its European management structure in the fourth quarter of 1997 and incurred a pre-tax charge to earnings of $1.2 million. This charge consisted of employment termination costs directly applicable to four of the Company's senior European executives and residual contract costs due to an independent European advisor for services no longer required by the Company. Of the $1.2 million charge, $683,000 had been paid through December 31, 1997.

     Operating Income. Operating income increased 46.5% to $16.2 million in 1997, up from $11.0 million in 1996. As a percentage of total revenues, operating income increased to 14.4% of revenues in 1997, up slightly from 14.3% in 1996. Excluding the effect of the $1.2 million nonrecurring pre-tax restructuring charge on 1997 operations, operating income would have been $17.4 million or 15.5% of total revenues.

     Interest Expense, Net. Interest expense, net, increased to $403,000 in 1997, up from $100,000 in 1996. Interest expense, net, for 1997 consisted of (1) interest expense of $730,000, comprised primarily of interest on $24.8 million of bank borrowings outstanding since October 1997 which were used to finance a portion of the Alma acquisition, net of (2) $327,000 of interest income derived primarily from overnight investments.

     Earnings Before Income Taxes. Earnings before income taxes increased 44.2% to $15.8 million, up from $10.9 million in 1996. As a percentage of total revenues, earnings before income taxes were 14.0% in 1997, down slightly from 14.1% in 1996. Excluding the effect of the $1.2 million nonrecurring pre-tax restructuring on 1997 operations, earnings before income taxes as a percentage of total revenues would have been 15.1%.

     Income Taxes. The Company's predecessor entities prior to its initial public offering on March 26, 1996 generally were either corporations electing to be taxed as Subchapter S corporations or partnerships. As a result, any income tax liabilities were the responsibilities of the respective shareholders and partners. In connection with the initial public offering, all domestic entities became C corporations. As a result of these conversions to C corporations, the Company incurred a charge to operations of $3.7 million in the first quarter of 1996 for cumulative deferred income taxes.

     The provisions for income taxes for all periods subsequent to March 31, 1996 consist of federal, state and foreign income taxes at the Company's composite effective rate of 39.0%. The Company's 1996 provision for income taxes of $7.8 million consists of the above-mentioned $3.7 million charge for cumulative deferred income taxes combined with $4.1 million in tax provisions at a 39.0% composite effective rate for the three quarters subsequent to the March 26, 1996 initial public offering.

     Pro Forma Income Taxes. The results of operations for 1996 have been adjusted on a pro forma basis to reflect federal, state and foreign income taxes at a composite effective rate of 39.0% as if the Company's predecessors had been C corporations throughout the year.

1996 COMPARED WITH 1995

     Revenues. Revenues increased 38.0% to $77.3 million for 1996, up from $56.0 million in 1995. Of this $21.3 million increase, $13.7 million, or 64.3%, related to existing and new domestic accounts and $7.6 million, or 35.7%, related to revenue growth from international operations. Domestic revenue growth in 1996 of $13.7 million consisted of $5.7 million related to 35 new client accounts and $8.0 million related to provision of additional services to existing accounts.

     International revenues grew 108.1% to $14.6 million for 1996, up from $7.0 million for 1995. International revenues grew from 12.5% of total revenues in 1995 to 18.9% during 1996.

     Cost of Revenues. Cost of revenues decreased to 52.1% of revenues in 1996, down from 54.5% for 1995.

     Domestically, the Company's cost of revenues as a percentage of revenues decreased to 52.7% of revenues in 1996, down from 55.6% for 1995 due primarily to Fial & Associates, Inc. ("Fial") contracts-in-progress acquired in January 1995. These auditor contracts, substantially all of which were concluded by December 31, 1995, carried higher auditor compensation rates than those customarily paid by the Company. Excluding the effect of this temporary $1.9 million rate-related differential, domestic cost of revenues as a percentage of domestic revenues would have been 51.7% in 1995.

     Internationally, cost of revenues increased to 49.7% of international revenues in 1996, up from 47.2% during 1995. This increase resulted from an increase in initial auditor compensation guarantees resulting from various new markets entered by the Company in 1996.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of revenues decreased to 33.6% in 1996 from 34.0% in 1995.

     Domestic selling, general and administrative expenses as a percentage of domestic revenues were relatively flat at 30.2% in 1996 and 30.4% in 1995. The Company's domestic selling, general and administrative expenses grew during 1996 at a rate approximately commensurate with its domestic revenue growth due primarily to space, equipment and personnel additions at its corporate headquarters facility in Atlanta, Georgia.

     International selling, general and administrative expenses decreased to 47.9% of international revenues in 1996, down from 58.7% during 1995 due principally to the 108.1% growth in international revenues in 1996 without a proportionate increase in selling, general and administrative expenses.

     Amortization of intangible assets totaled $1.2 million in both 1996 and 1995.

     Operating Income. Operating income increased 71.4% to $11.0 million in 1996, up from $6.4 million in 1995. Operating income was 14.3% and 11.5% of revenues for 1996 and 1995, respectively. Excluding the effect of the temporary $1.9 million auditor compensation rate differential relating to contracts-in-progress acquired in January 1995 from Fial, operating income for 1995 would have been $8.3 million, or 15.0% of revenues.

     Interest Expense, Net. Interest expense, net, decreased to $100,000 in 1996, down from $1.6 million in 1995. Interest expense, net, for 1996 consisted of $495,000 of net interest expense incurred in the first quarter prior to the Company's March 26, 1996 initial public offering, less $395,000 of net interest income derived primarily from the net initial public offering proceeds during the remaining three quarters of the year.

     Earnings Before Income Taxes. Earnings before income taxes increased 127.3% to $10.9 million, up from $4.8 million in 1995. As a percentage of total revenues, earnings before income taxes were 14.1% in 1996 and 8.6% in 1995. Excluding the effect of the temporary $1.9 million auditor compensation rate differential relating to contracts-in-progress acquired in January 1995 from Fial, earnings before income taxes for 1995 would have been $6.7 million, or 12.1% of revenues.

     Income Taxes. The predecessor business entities that comprised the Company generally were either Subchapter S corporations or partnerships. As a result, income tax liabilities were the responsibilities of the respective shareholders and partners. In April 1995, the Company's predecessors reorganized and its international entities became C corporations. Additionally, in connection with the Company's March 26, 1996 initial public offering, all domestic entities became C corporations. As a result of these conversions to C corporations, the Company incurred charges to operations of $305,000 in 1995 and $3.7 million in 1996 for cumulative deferred income taxes. The Company's 1996 provision for income taxes of $7.8 million consists of the above-mentioned $3.7 million charge for cumulative deferred income taxes combined with $4.1 million in tax provisions at a 39.0% composite effective rate for the three quarters subsequent to the March 26, 1996 initial public offering.

     Pro Forma Income Taxes. The results of operations for 1996 and 1995 have been adjusted on a pro forma basis to reflect federal, state and foreign income taxes at a composite effective rate of 39.0% as if the Company's predecessors had been C corporations throughout such periods.

QUARTERLY RESULTS

     The following tables set forth certain unaudited quarterly financial data for each of the Company's last two years and each of the quarters during the nine-month period ended September 30, 1998 and such data expressed as a percentage of the Company's revenues for the respective quarters. The information has been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                 1996 QUARTER ENDED                       1997 QUARTER ENDED
                       --------------------------------------   --------------------------------------
                       MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31
                       -------   -------   --------   -------   -------   -------   --------   -------
                                                       (IN THOUSANDS)
Revenues.............  $15,615   $17,963   $21,964    $21,788   $20,960   $25,858   $29,627    $35,918
Cost of revenues.....    8,623     9,480    11,002     11,225    11,529    13,331    14,693     18,173
Selling, general and
  administrative
  expenses...........    6,031     6,040     6,623      7,267     8,196     8,723     8,790     11,545
Restructuring
  costs..............       --        --        --         --        --        --        --      1,208
                       -------   -------   -------    -------   -------   -------   -------    -------
    Operating
      income.........      961     2,443     4,339      3,296     1,235     3,804     6,144      4,992
Interest income
 (expense), net......     (495)      106       162        127        63        55        14       (535)
                       -------   -------   -------    -------   -------   -------   -------    -------
   Earnings before
     income taxes....      466     2,549     4,501      3,423     1,298     3,859     6,158      4,457
Income taxes.........    3,700       994     1,759      1,336       506     1,491     2,400      1,752
                       -------   -------   -------    -------   -------   -------   -------    -------
   Net earnings
     (loss)..........  $(3,234)  $ 1,555   $ 2,742    $ 2,087   $   792   $ 2,368   $ 3,758    $ 2,705
                       =======   =======   =======    =======   =======   =======   =======    =======
PRO FORMA
 Historical earnings
   before income
   taxes.............  $   466
 Pro forma income
   taxes.............      182
                       -------
   Pro forma net
     earnings........  $   284
                       =======

                            1998 QUARTER ENDED
                       ----------------------------
                       MAR. 31   JUNE 30   SEPT. 30
                       -------   -------   --------
                              (IN THOUSANDS)
Revenues.............  $33,144   $38,934   $61,803
Cost of revenues.....   17,956    20,326    30,078
Selling, general and
  administrative
  expenses...........   13,029    13,991    19,312
Restructuring
  costs..............       --        --        --
                       -------   -------   -------
    Operating
      income.........    2,159     4,617    12,413
Interest income
 (expense), net......     (324)      186    (1,451)
                       -------   -------   -------
   Earnings before
     income taxes....    1,835     4,803    10,962
Income taxes.........      715     1,884     4,297
                       -------   -------   -------
   Net earnings
     (loss)..........  $ 1,120   $ 2,919   $ 6,665
                       =======   =======   =======
PRO FORMA
 Historical earnings
   before income
   taxes.............
 Pro forma income
   taxes.............
   Pro forma net
     earnings........

                                 1996 QUARTER ENDED                       1997 QUARTER ENDED
                       --------------------------------------   --------------------------------------
                       MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31
                       -------   -------   --------   -------   -------   -------   --------   -------
Revenues.............    100.0%    100.0%    100.0%     100.0%    100.0%    100.0%    100.0%     100.0%
Cost of revenues.....     55.2      52.8      50.1       51.5      55.0      51.6      49.6       50.6
Selling, general and
 administrative
 expenses............     38.6      33.6      30.1       33.4      39.1      33.7      29.7       32.1
Restructuring
 costs...............       --        --        --         --        --        --        --        3.4
                       -------   -------   -------    -------   -------   -------   -------    -------
   Operating
     income..........      6.2      13.6      19.8       15.1       5.9      14.7      20.7       13.9
Interest income
 (expense), net......     (3.2)      0.6       0.7        0.6       0.3       0.2       0.1       (1.5)
                       -------   -------   -------    -------   -------   -------   -------    -------
   Earnings before
     income taxes....      3.0      14.2      20.5       15.7       6.2      14.9      20.8       12.4

                            1998 QUARTER ENDED
                       ----------------------------
                       MAR. 31   JUNE 30   SEPT. 30
                       -------   -------   --------
Revenues.............    100.0%    100.0%    100.0%
Cost of revenues.....     54.2      52.2      48.7
Selling, general and
 administrative
 expenses............     39.3      35.9      31.2
Restructuring
 costs...............       --        --        --
                       -------   -------   -------
   Operating
     income..........      6.5      11.9      20.1
Interest income
 (expense), net......     (1.0)      0.4      (2.3)
                       -------   -------   -------
   Earnings before
     income taxes....      5.5      12.3      17.8

                                 1996 QUARTER ENDED                       1997 QUARTER ENDED
                       --------------------------------------   --------------------------------------
                       MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31
                       -------   -------   --------   -------   -------   -------   --------   -------
Income taxes.........     23.7       5.5       8.0        6.1       2.4       5.8       8.1        4.9
                       -------   -------   -------    -------   -------   -------   -------    -------
   Net earnings
     (loss)..........    (20.7)%     8.7%     12.5%       9.6%      3.8%      9.1%     12.7%       7.5%
                       =======   =======   =======    =======   =======   =======   =======    =======
PRO FORMA
 Historical earnings
   before income
   taxes.............      3.0%
 Pro forma income
   taxes.............      1.2
                       -------
   Pro forma net
     earnings........      1.8%
                       =======

                            1998 QUARTER ENDED
                       ----------------------------
                       MAR. 31   JUNE 30   SEPT. 30
                       -------   -------   --------
Income taxes.........      2.1       4.8       7.0
                       -------   -------   -------
   Net earnings
     (loss)..........      3.4%      7.5%     10.8%
                       =======   =======   =======
PRO FORMA
 Historical earnings
   before income
   taxes.............
 Pro forma income
   taxes.............
   Pro forma net
     earnings........

     The Company has experienced and expects to continue to experience significant seasonality in its business. The Company typically realizes higher revenues and operating income in the last two quarters of its fiscal year. This trend reflects the inherent purchasing and operational cycles of the retailing industry, which is the principal industry served by the Company. The Company's recent acquisitions, including the October 1997 acquisition of Alma, the August 1998 acquisition of Loder Drew and the October 1998 acquisition of Beck are not expected to affect this trend because these entities have historically experienced similar seasonality in their revenues and operating income. Should the Company not continue to realize increased revenues in future third and fourth quarter periods, profitability for any affected quarter and the entire year could be materially and adversely affected due to ongoing selling, general and administrative expenses that are largely fixed over the short term.

LIQUIDITY AND CAPITAL RESOURCES

     On July 29, 1998 the Company replaced its existing $30.0 million senior bank credit facility with a five-year, $150.0 million senior bank credit facility. Subject to adherence to standard loan covenants, borrowings under the new credit facility are available for working capital, acquisitions of other companies in the recovery audit industry, capital expenditures and general corporate purposes. The Company transferred $5.4 million in outstanding borrowings to the new credit facility on July 29, 1998 and borrowed an additional $74.0 million on August 6, 1998 in connection with its acquisition of Loder Drew and for normal working capital needs. On September 18, 1998 the Company increased its credit facility from $150.0 million to $200.0 million (the "Credit Facility") and the facility was syndicated between ten banking institutions led by NationsBank, N.A. as agent for the group. As of September 30, 1998 the Company had $80.9 million in outstanding borrowings under the Credit Facility. On October 29, 1998 the Company borrowed an additional $27.2 million to acquire Beck, thereby increasing the outstanding principal balance of its Credit Facility to $108.1 million.

     Net cash used in operating activities was $3.9 million for the first nine months of 1998 and $2.0 million was provided by operations for the same period in 1997. The change was primarily a result of an increase in accounts receivable, offset in part by increased earnings, depreciation and amortization as a result of internal and acquired growth.

     Net cash used in investing activities was $97.1 million in the first nine months of 1998 and $7.2 million in the first nine months of 1997. In the first nine months of 1998, $13.0 million was used to acquire property and equipment (primarily computer-related equipment), and $84.1 million was paid in connection with business acquisitions. Of the $13.0 million in capital additions, $4.3 million relates to a large-scale systems development project.

     Net cash provided by financing activities was $96.7 million for the first nine months of 1998 and $603,000 for the same period in 1997. For the first nine months of 1998, net cash provided by financing activities consisted primarily of $79.2 million in Credit Facility borrowings and $41.2 million in net proceeds from the sale of common stock, offset in part by a $23.8 million March 1998 principal repayment under the Credit Facility. Net proceeds from the sale of common stock primarily relate to the Company's March 26, 1998 public offering of 2,000,000 shares.

     Net cash provided by operating activities was $2.5 million, $1.9 million and $8.2 million for 1995, 1996 and 1997, respectively.

     Net cash used in investing activities was $2.6 million, $5.1 million and $30.8 million for 1995, 1996 and 1997, respectively. During 1997, the Company spent $26.1 million (net of cash acquired) as the cash portion of consideration paid for four recovery audit firms.

     Net cash used in financing activities was $586,000 in 1995. Net cash provided by financing activities was $19.4 million in 1996 and $25.0 million in 1997. Net cash provided by financing activities in 1997 consists primarily of $24.8 million borrowed from NationsBank, N.A. in October 1997 to finance a portion of the Alma acquisition. Net cash provided by financing activities in 1996 reflects proceeds from the Company's initial public offering, net of repayments of debt and other obligations paid from those proceeds.

     During the seven quarters ended September 30, 1998, the Company acquired ten recovery audit firms. Additionally, the Company subsequently acquired Beck along with certain related companies in October 1998. The Company is pursuing, and intends to continue to pursue, the acquisition of domestic and international businesses including both direct competitors and businesses providing other types of recovery services. There can be no assurance, however, that the Company will be successful in consummating further acquisitions due to factors such as receptivity of potential acquisition candidates and valuation issues. Additionally, there can be no assurance that future acquisitions, if consummated, can be successfully assimilated into the Company. See "--Forward-Looking Statements."

     On August 6, 1998, the Company acquired all the assets and assumed certain liabilities of Loder Drew effective as of July 1, 1998. Loder Drew is an international recovery auditing firm primarily serving clients in the manufacturing, financial services and other non-retail sectors. Pursuant to the acquisition agreement, the initial consideration paid for Loder Drew consisted of $70.0 million in cash and 803,535 unregistered, restricted shares of the Company's common stock. Additionally, the former owners of Loder Drew will be eligible to receive additional purchase price consideration up to a maximum of $70.0 million in cash conditioned on the future performance of Loder Drew through December 31, 1999. Of this $70.0 million, up to $30.0 million is payable in the Spring of 1999 based on the financial performance of Loder Drew for the six months ending December 31, 1998. The Company considers it probable that the entire $30.0 million will ultimately become due and payable, and intends to borrow the entire amount of any required payment under its existing $200.0 million Credit Facility.

     The Company believes that its current working capital, availability remaining under its $200.0 million Credit Facility and cash flow generated from future operations will be sufficient to meet the Company's working capital and capital expenditure requirements through September 30, 1999 unless one or more acquisitions are consummated which require the Company to seek additional debt or equity financing.

NEW ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes revised standards for the manner in which public business enterprises report information about operating segments. The Company does not believe that this Statement will significantly alter the segment disclosures it has historically provided. This Statement is effective for fiscal years beginning after December 15, 1997.

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. This pronouncement is effective for all fiscal quarters beginning after June 15, 1999 although earlier application is encouraged. The Company has chosen to adopt this pronouncement effective with its fiscal year which begins January 1, 2000 and does not believe that it will materially affect its reported results of operations or financial condition upon adoption.

     Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" defines such costs and requires that they be expensed as incurred. This pronouncement is effective for financial statements for fiscal years beginning after December 15, 1998 although earlier application is encouraged. The Company has chosen to adopt this pronouncement effective January 1, 1999 and does not believe that it will materially affect its reported results of operations or financial condition upon adoption.

YEAR 2000 ISSUE

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000.

     The Company has undertaken, but not completed, an assessment of its Year 2000 issues. The assessment is scheduled for completion in January 1999, pending receipt of information from third parties whose software and hardware are integral components of the Company's information technology ("IT") systems. Preliminary analysis indicates that exposure is limited by the fact that the Company has virtually no active IT systems that are more than two years old and has no non-IT systems that could materially impact the Company's operations.

     The Company has a significant dependence on personal computer ("PC") systems both for internal accounting and for completion of audit engagements for its clients. It recently has completed an inventory of those PC systems and expended approximately $745,000 during 1998 to replace older hardware and software which was possibly incapable of handling the Year 2000, and intends to expend another $170,000 in the fourth quarter of 1998 to complete the process. The Company has adopted and enforced corporate standards for operating systems and administrative applications.

     The Company has not verified that its financial accounting software is capable of handling the Year 2000 because it made a decision totally independent of any Year 2000 issue to replace substantially all of its existing financial packages. Replacement of certain general accounting components is scheduled for completion in January 1999. Replacement of the balance of the financial accounting systems is scheduled for mid-year 1999. One of the existing internally developed financial system components is not ready for the Year 2000. The Company has initiated a complete rewrite of that component as part of its overall plan to replace the existing financial systems. This component is reasonably complex, and there is some risk that it will not be completed on schedule. Failure to complete the system by the end of 1999 could result in inability of the Company's systems to accurately determine its revenues or calculate incentive compensation for its employees. In the unlikely event that the replacement is not completed in time to handle Year 2000 transactions, the Company would be forced to hire temporary staff to perform the tasks manually. The potential cost cannot be estimated but the Company believes that the impact would be immaterial to its financial position or results of operations.

     Certain of the Company's international operations continue to utilize an older (not ready for Year 2000) version of the Company's proprietary recovery audit software. Plans are in place to upgrade all operations to the current version by mid-year 1999. The only significant issue in completing the upgrade is developing a training plan in the native language of the users. If the upgrade is not completed, affected international auditors may be required to utilize other less effective audit tools, techniques and processes, and the Company could suffer a loss of revenues outside the U.S. as a result.

     The Company has made and continues to make acquisitions of other companies in the recovery audit business. It is possible that the Company might acquire a business with a significant risk from Year 2000 issues. The Company's preliminary risk assessment does not include assessment of risks within Alma, which was acquired by the Company in October 1997. Alma's financial systems are separate from and independent of the Company's other financial systems, and are subject to similar risks which have yet to be specifically identified or quantified. Should a subsequent Year 2000 Alma risk assessment indicate the existence of significant problems, the Company could experience a loss of revenues from Alma's operations. The Company's long-range plan includes conversion of Alma's financial systems to the same packaged software utilized by the rest of the Company.

     The Company's business operations involve working with outputs from its clients' financial systems. Each of the Company's clients is assessing its own risks related to Year 2000 issues which may cause them to upgrade or replace certain of their systems. The Company believes that its investment in advanced technology is a competitive advantage as clients and potential clients are implementing new and more sophisticated accounts payable systems. In the case of clients which experience a temporary inability to process payables due to Year 2000 issues, the Company's risk of lost revenues is mitigated by the fact that it audits in arrears and would have advance notice of client problems in making vendor payments. See "Risk Factors--Year 2000 Risks."

FORWARD-LOOKING STATEMENTS

     Statements made in this prospectus which look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include the Company's assessment of the state of its Year 2000 readiness, anticipated expenditures and potential risks, the adequacy of the Company's current working capital and other available sources of funds, the ability of the Company to successfully implement its operating strategy and acquisition strategy, the Company's ability to manage rapid expansion, including, without limitation, the assimilation of acquired companies, changes in economic cycles, competition from other companies, changes in laws and governmental regulations applicable to the Company and other risk factors detailed in this prospectus.

                                    BUSINESS

     The following is a discussion of certain key aspects of the Company's business. It is not intended to be a comprehensive description of all material aspects of the Company's business, and prospective investors are urged to read the following discussion in conjunction with the section captioned "Business" in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, and in conjunction with the Company's other securities filings since that date filed separately and incorporated by reference in this prospectus.

     The Company is a leading provider of accounts payable and other recovery audit services to large transaction-intensive businesses, including retailers, manufacturers, wholesale distributors, technology companies and healthcare providers, and to certain governmental agencies. In businesses with large purchase volumes and continuously fluctuating prices, some small percentage of erroneous overpayments to vendors is inevitable. In addition, the complexity of various tax laws results in overpayments to governmental agencies. Services such as freight, telecommunications and utilities provided to businesses under complex pricing arrangements also can result in overpayments. All of these overpayments result in "lost profits." The Company's trained, experienced audit specialists use sophisticated proprietary technology and advanced audit techniques and methodologies to identify overpayments to vendors and tax authorities. The Company receives a contractual percentage of overpayments it identifies and its clients recover. The Company continuously updates and refines its proprietary databases that serve as a central repository reflecting its auditors' experiences, vendor practices and knowledge of regional and national pricing information, including seasonal allowances, discounts and rebates, but excluding confidential client data.

THE RECOVERY AUDIT INDUSTRY

     Businesses with substantial volumes of payment transactions involving multiple vendors, numerous discounts and allowances, fluctuating prices and complex tax and pricing arrangements find it difficult to detect all payment errors. Although these businesses process the vast majority of payment transactions correctly, a small number of errors occur principally because of communication failures between purchasing and payables departments, complex pricing arrangements, personnel turnover and changes in information and accounting systems. These errors include vendor pricing errors, missed or inaccurate discounts, allowances and rebates, incorrect freight charges and duplicate payments. In the aggregate, these transaction errors can represent meaningful lost profits that can be particularly significant for businesses with relatively narrow profit margins. For example, the Company believes that a typical U.S. retailer makes payment errors that are not discovered internally, which in the aggregate can range from several hundred thousand dollars to more than $1.0 million per billion dollars of revenues.

     Although internal recovery audit departments identify some payment errors, independent recovery audit firms often are retained by businesses to identify additional overpayments. In the U.S. and Canada, large retailers routinely engage independent recovery audit firms as standard business practice and businesses in other industries increasingly are using independent recovery audit firms. Outside the U.S., the Company believes that large retailers and certain other businesses also increasingly are engaging independent recovery audit firms.

     Increasingly, businesses use technology to manage complex accounts payable systems and realize greater operating efficiencies. Many businesses worldwide communicate with vendors electronically to exchange inventory and sales data, transmit purchase orders, submit invoices, forward shipping and receiving information and remit payments. These paperless transactions are widely referred to as "EDI"

(Electronic Data Interchange), and implementation of this technology is accelerating. EDI streamlines processing large numbers of transactions, but does not eliminate payment errors because operator input errors may be replicated automatically in thousands of transactions. EDI systems typically generate significantly more individual transaction details in electronic form, making these transactions easier to audit than traditional paper-based accounts payable systems. Recovery audit firms, however, require sophisticated technology in order to audit EDI accounts payable processes effectively.

     The Company believes that many businesses increasingly are outsourcing internal recovery functions to independent recovery audit firms. Factors contributing to this trend include (1) a need for significant investments in technology, especially in an EDI environment, which the Company believes are greater than even large businesses often can justify, (2) an inability to duplicate the breadth of industry and auditing expertise of independent recovery audit firms, (3) a desire to focus limited resources on core competencies, and
(4) a desire for larger and more timely recoveries.

     The domestic and international recovery audit industry is characterized by several large and many small, local and regional firms. Many local and regional recovery audit firms lack the centralized resources or broad client base to support technology investments required to provide comprehensive recovery audit services for large, complex accounts payable systems. These firms are even less equipped to audit large EDI accounts payable systems. In addition, because of limited resources, most of these firms subcontract work to third parties and may lack experience and the knowledge of national promotions, seasonal allowances and current recovery audit practices. As a result, the Company believes significant opportunities exist for recovery audit firms with a national and international presence, well-trained and experienced professionals, and the advanced technology required to audit increasingly complex accounts payable systems. See "--Competition."

THE PROFIT RECOVERY GROUP SOLUTION

     The Company provides its domestic and international clients with comprehensive recovery audit services by using sophisticated proprietary technology and advanced audit techniques and methodologies, and by employing highly trained, experienced recovery audit specialists. As a result, the Company believes it is able to identify significantly more payment errors in both traditional paper-based and EDI accounts payable systems. By leveraging its technology investment across a large client base, the Company is able to continue developing proprietary software tools and expand its technology leadership in the recovery audit industry.

     The Company is a leader in developing and utilizing sophisticated software audit tools and techniques that enhance the identification and recovery of payment errors. In EDI accounts payable systems, the Company's proprietary software audit tools and data processing capabilities enable auditors to sort, filter and evaluate transactions in greater line-item detail. The Company has developed and continuously updates and refines its proprietary databases that serve as a central repository reflecting its auditors' experiences, vendor practices and knowledge of regional and national pricing information, including seasonal allowances, discounts and rebates. These proprietary databases do not include confidential client information. The Company's technology provides uniform platforms for its auditors to offer consistent and proven audit techniques and methodologies based on a client's size, industry or geographic scope of operations.

     The Company also is a leader in establishing new recovery audit practices to reflect evolving industry trends. The Company's auditors are highly trained and many have joined the Company from finance-related management positions in the industries the Company serves. To support its auditors, the Company provides data processing, marketing, training and administrative services.

THE PROFIT RECOVERY GROUP STRATEGY

     The Company's objective is to be the leading worldwide provider of recovery audit services. Its strategy to achieve this objective consists of the following elements:

     - Pursue Strategic Acquisitions. The Company intends to continue pursuing the acquisition of domestic and international businesses, including both direct competitors and businesses providing complementary recovery audit services. The following sets forth a list of acquisitions completed from January 1, 1997 through November 15, 1998:

                                                                      PRIMARY         PRIMARY RECOVERY
                      COMPANY ACQUIRED                 DATE        REGION SERVED   AUDIT OR OTHER SERVICE
            ------------------------------------  --------------   -------------   ----------------------
       1.   Shaps Group, Inc....................  January 1997        U.S.         Accounts Payable
       2.   Accounts Payable Recovery Services,
              Inc...............................  February 1997       U.S.         Accounts Payable
       3.   The Hale Group......................  May 1997            U.S.         Accounts Payable
       4.   Financiere Alma S.A. and
              subsidiaries......................  October 1997       France        Taxation
       5.   TradeCheck, LLC.....................  November 1997       U.S.         Ocean Freight
       6.   Precision Data Link.................  March 1998          U.S.         Air Freight
       7.   The Medallion Group.................  June 1998           U.S.         Air Freight
       8.   Novexel S.A. .......................  July 1998          France        Government Grant
                                                                                   Procurement
       9.   Loder, Drew & Associates, Inc. .....  August 1998         U.S.         Accounts Payable
      10.   Cost Recovery Professionals Pty
              Ltd...............................  September 1998    Australia      Accounts Payable
      11.   Robert Beck & Associates, Inc. and
              related businesses................  October 1998        U.S.         Accounts Payable

     - Expand International Presence. The Company believes international markets represent significant business opportunities and intends to continue expanding its international presence through: (1) establishing a local presence to attract new clients; (2) opening offices to serve the expanding operations of multi-national clients; and (3) acquiring established recovery audit companies and other businesses. In the last 12 months, the Company commenced operations in Argentina, Brazil, China, the Philippines, South Africa and South Korea. The Company may commence operations during 1999 in additional countries, including Italy, Portugal and Spain.

     - Expand Client Base. The Company seeks to increase its worldwide client base within the industries it serves. The Company believes that its typical fee arrangement enhances its ability to attract new clients because clients pay a contractually negotiated percentage of overpayments identified by the Company and recovered by its clients. The Company principally targets large businesses having at least $500.0 million in annual revenues, although smaller businesses may also be attractive clients.

     - Expand Recovery Audit Services. The Company seeks to expand its recovery audit services beyond its traditional accounts payable recovery audit business. Areas targeted for further expansion include freight, telecommunications, utilities, and sales and property tax recovery audits. For example, the Company recently began offering air freight audit services with its acquisitions of Precision Data Link and The Medallion Group.

     - Maintain High Client Retention Rates. The Company intends to maintain and improve its high client retention rates by providing comprehensive recovery audit services, utilizing highly trained auditors, and continuing to refine its advanced audit technology. Of the Company's accounts payable audit clients in 1996 that had claims exceeding $100,000 in that year (excluding clients no longer in existence due to such clients' bankruptcies and acquisitions), more than 90% continued to utilize the Company's services in 1997.

     - Maintain Technology Leadership. The Company believes its proprietary technology provides a significant competitive advantage, especially in audits of EDI accounts payable systems. The Company intends to continue making substantial investments in technology to maintain its leadership position and systems capabilities.

     - Promote Outsourcing Arrangements. The Company seeks to capitalize on the growing trend of businesses to outsource internal recovery audit efforts. The Company believes that its outsourcing clients benefit significantly from these arrangements because the Company generally completes its audits more quickly and identifies larger claims than internal recovery audit departments. The Company further believes that as clients convert their systems to EDI, outsourcing arrangements involving recovery audit work will become increasingly prevalent due in part to the absence of traditional "audit trail" documents.

THE PROFIT RECOVERY GROUP SERVICES

     The Company provides comprehensive accounts payable and other recovery audit services. The Company expects that accounts payable recovery audit services will continue to represent a majority of its revenues in 1998.

  Accounts Payable Recovery Audit Services

     Using its proprietary technology, audit techniques and methodologies, the Company conducts either primary or, for retail clients, secondary accounts payable audits. In primary audits, the Company is the first independent recovery audit firm engaged. In secondary audits, the Company audits behind another independent recovery audit firm. A substantial majority of accounts payable audits conducted by the Company are primary audits.

     Primary Audits. Although the Company is flexible in structuring recovery audit programs to meet the individual needs of its clients, there are two basic types of primary accounts payable audits conducted by the Company: (1) periodic audits, which are usually commenced up to 18 months after a client's fiscal year end; and (2) continuous audits, marketed as RecoverNow, which are commenced more closely following transaction dates.

     In most periodic audits, which constitute the vast majority of the Company's present audit engagements, the client's internal recovery audit department conducts a preliminary review of accounts payable records to identify payment errors. Upon completion of the client's internal recovery audit review process, which may be as long as nine to 18 months after the client's fiscal year end, the Company begins its independent recovery audit.

     Under the Company's RecoverNow program, clients provide the Company with accounts payable data on a regular basis, often within 90 days following the payment transaction. The Company believes its RecoverNow program generates larger client recoveries for several reasons, including: (i) transaction data, especially paper-based records, are more complete and accessible; (ii) the impact of vendor bankruptcies is minimized because claims are made more timely and continuously throughout the year; (iii) certain recoveries are facilitated when claims are made prior to the expiration of seasonal or other special pricing promotions; and (iv) vendor relationships are improved because of on-going communications regarding billing and payment practices.

     In some cases, the Company's clients outsource all or a portion of their internal recovery audit functions to the Company. In these cases, the client does not conduct an internal review prior to the Company's audit. In its outsourcing engagements, the Company also may use client staff in the review process. The Company believes that more businesses will outsource their recovery audit functions in an effort to control personnel and technology costs, focus resources on their core business functions, and increase recoveries.

     Secondary Audits. In secondary audits, which are conducted primarily for retail clients, the Company conducts an accounts payable audit after another independent recovery audit firm has completed its audit. The Company usually receives a higher percentage recovery fee than it receives from primary audits because it generally is more difficult to detect payment errors in secondary audits. In most cases, the Company is able to identify significant payment errors not previously detected by a client's primary independent recovery audit firm. The Company utilizes secondary audits as a marketing strategy to obtain new, primary audit clients and believes it has been successful in implementing this strategy. Of the 28 secondary audits performed in 1995 which individually provided revenues to the Company exceeding $100,000, nine were converted to primary audit clients prior to December 31, 1997.

  Other Audit Services

     In addition to accounts payable audit services, the Company offers ancillary recovery audit and other services. These services may be offered individually or in conjunction with accounts payable audit services.

     - Tax Audits. The Company began offering tax recovery audit services in France with the October 1997 acquisition of Alma. These services include the identification and recovery of business and personal property, workers compensation, real property and value added tax overpayments.

     - Freight Audits. The Company provides air, ground and ocean freight audits using its various proprietary freight recovery audit software. Certain of the Company's auditors specialize in freight audits. The Company may conduct freight audits in conjunction with accounts payable recovery audits.

     - Lease Compliance Audits. Real estate lease and landlord compliance audits involve an examination of all aspects of a client's facility lease arrangements to assist the client in identifying lease overpayments or expenses incurred through landlord noncompliance with lease terms.

     - Telecommunications Audits. This service assists clients in reducing their overall telecommunications costs. Auditors review clients' equipment, usage and systems configuration needs and recommend ways to reduce future telecommunications costs.

     - Utility Audits. Auditors review clients' electrical and natural gas requirements and analyze alternative rates and billing plans to verify that the billing was proper and that the proper tariff rate was applied.

     - Expense Reduction Audits. In France, the Company assists clients in reducing their costs for building and security services.

     - Government Grant Procurement Audits. With the recent acquisition of Novexel S.A., the Company assists clients in securing available government grants and subsidies.

CLIENT CONTRACTS

     The Company's typical accounts payable client contract provides that the Company is entitled to a contractual percentage of overpayments recovered for clients. Clients generally recover claims by taking credits against outstanding payables or future purchases from the involved vendors. In many cases, the Company's auditors work on site with client personnel and continually monitor credits taken. In other situations, Company auditors schedule periodic reconciliations with clients to determine which claims have been processed for credit. The Company's typical accounts payable client contract imposes a duty on the client to process promptly all claims against vendors. In the interest of maintaining good vendor relations, however, many clients modify the typical client contract with the Company to provide that they retain discretion on whether to pursue collection of a claim. In the Company's experience, a client rarely foregoes the collection of a large, valid claim. In some cases, a vendor may dispute a claim by providing additional documentation or information supporting its position. Consequently, many clients revise the Company's standard client contract forms to clarify that the Company is not entitled to payment of its fee until the client recovers the claim from its vendor.

     In addition to the client contracts, most accounts payable clients establish specific procedural guidelines that the Company must satisfy prior to submitting claims for client approval. These guidelines are unique to each client and impose specific requirements on the Company prior to submitting claims. With respect to accounts payable recovery audits for retailers, wholesale distributors and governmental agencies, the Company recognizes revenues at the time overpayment claims are presented to and approved by its clients, as adjusted for estimated uncollectible claims. Estimated uncollectible claims initially are established, and subsequently adjusted, for each individual client based on a number of factors including historical experience. With respect to accounts payable and other recovery audits for most entities other than retailers, wholesale distributors and governmental agencies, the Company recognizes revenues when it invoices clients for its portion of amounts recovered. See "Risk Factors--Uncertainty of Our Revenue Recognition Estimates and Collection of Our Contract Receivables."

     The Company's typical tax recovery client contract provides that the Company is entitled to a contractual percentage of the taxes recovered and anticipated savings for a specified period following the audit. The Company recognizes revenues from its tax recovery audit services (other than for value added tax recovery audit services) when it receives notification that the applicable governmental agency has approved a claim, the client is entitled to a recovery, and an invoice is sent to the client requesting payment. For value added tax recovery audit services, the Company recognizes revenues when all documentation is filed with the appropriate government agency.

TECHNOLOGY

     The Company believes that its proprietary software audit tools and proprietary databases, together with its centralized data processing capabilities, provide it with a competitive advantage, especially when auditing complex EDI accounts payable systems. The Company has made substantial financial investments in developing its proprietary technology and expects to continue to do so. The Company also maintains an information services department dedicated to software development activities, including updating and modifying the Company's existing proprietary software.

  Data Preparation and Verification

     At the beginning of a typical accounts payable recovery audit engagement, the Company obtains transaction data from its client for the time period under audit. The Company receives this data typically by magnetic media, which is then reformatted into standardized and proprietary layouts at one of the Company's data processing facilities using its IBM ES 9000 mainframe, IBM AS 400 midrange computers, Windows NT and OS/2 Warp Connect servers and other PC-based platforms. The Company's experienced programmers then prepare statistical reports to verify the completeness and accuracy of the data. The Company delivers this reformatted data to its auditors who, using the Company's proprietary PC-based field audit software, sort, filter and search the data for overpayments. The Company also produces client-specific standard reports and statistical data for its auditors. These reports and data often reveal patterns of activity or unusual relationships suggestive of potential overpayment situations.

  Proprietary Databases

     The Company has developed and continuously updates and refines its proprietary accounts payable databases to assist it in providing recovery audit services to its domestic retail clients. These databases serve as a central repository reflecting its auditors' experiences, vendor practices and knowledge of regional and national pricing information, including seasonal allowances, discounts and rebates. These proprietary databases, however, do not include confidential client information. Auditors use these databases to identify discounts, allowances and other pricing information not previously detected.

AUDITOR HIRING AND TRAINING

     Many of the Company's auditors formerly held finance-related management positions in the industries the Company serves. To meet its growing need for additional auditors, the Company also hires recent college graduates, particularly those with multi-lingual capabilities. While the Company has been able to hire a sufficient number of new auditors to support its growth, the Company may be unable to continue hiring sufficient numbers of qualified auditors to meet its future needs.

     The Company provides intensive in-house training for auditors utilizing many self-paced media including specialized computer-based training modules. The Company utilizes experienced auditors as full-time field trainers to assess each trainee's progress as he or she completes the training program. The in-house training program is continuously upgraded based on feedback from auditors and on changing industry protocols. Additional on-the-job training by experienced auditors enhances the in-house training and enables newly hired auditors to refine their skills. Because auditor compensation is based on team performance results, the Company believes senior auditors are motivated to continue training new auditors to maximize client recoveries and audit team compensation. As the Company hires new auditors, it may be unable to continue providing the same in-depth training or have sufficient numbers of experienced auditors to continue its on-the-job training program. See "Risk Factors--Domestic Auditor Compensation."

CLIENT BASE

     The Company provides its services principally to large transaction-intensive businesses, including retailers, such as discount, department, specialty, grocery and drug stores, manufacturers, wholesale distributors, technology companies and healthcare providers, and to certain governmental agencies. The Company principally targets large businesses having at least $500.0 million in annual revenues, although smaller businesses also may be attractive clients. Retailers constitute the majority of the Company's client and revenue base. Based on 1996 sales, 28 of the top 100 retailers worldwide, each having sales in excess of $3.9 billion, were clients of the Company in 1997.

     For the years ended December 31, 1995, 1996 and 1997, the Company derived 30.1%, 34.6% and 33.8%, respectively, of its revenues from its five largest clients. Wal-Mart was the Company's largest client during 1995 and 1996, representing 12.7% and 14.4% of the revenues during such years, respectively, and was the Company's second largest client in 1997, representing 10.4% of revenues for such year. Kmart was the Company's largest client in 1997, representing 12.3% of the revenues during the period, due in large part to a nonrecurring situation involving concurrent audits of multiple years. See "Risk Factors--Our Dependence on Key Clients" and "--Client Bankruptcies."

SEASONALITY

     The Company has experienced and expects to continue to experience significant seasonality in its business. The Company typically realizes higher revenues and operating income in the last two quarters of its fiscal year. Should this trend not continue, the Company's profitability for any affected quarter and the entire year could be materially and adversely impacted due to ongoing selling, general and administrative expenses that are largely fixed over the short term. See "Risk Factors--Fluctuations in Our Quarterly Operating Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."

SALES AND MARKETING

     The Company markets its services primarily through one-on-one meetings with executives of targeted clients. The decision to engage a recovery audit firm is similar to the decision to engage most professional service firms and usually involves a lengthy period of familiarization, investigation and evaluation by the prospective client. The sales cycle often exceeds one year in both domestic and international markets. In the U.S. and Canadian retailing industry, where the use of recovery audit services is a generally accepted business practice, the Company generally must displace a competing firm in order to expand market share. In many other countries and in other industries, recovery auditing is a new business service that requires an initial educational process in order to gain acceptance.

PROPRIETARY RIGHTS

     The Company continuously develops new recovery audit software and enhances existing proprietary software. The Company regards its proprietary software as protected by trade secret and copyright laws of general applicability. In addition, the Company attempts to safeguard its software through employee and third-party nondisclosure agreements and other methods of protection. Despite these precautions, it may be possible for unauthorized third parties to copy, obtain or reverse engineer certain portions of the Company's software or otherwise to obtain or use other information the Company regards as proprietary. While the Company's competitive position may be affected by its ability to protect its software and other proprietary information, the Company believes that the protection afforded by trade secret and copyright laws is less significant to the Company's success than the continued pursuit and implementation of its operating strategies and other factors such as the knowledge, ability and experience of its personnel. See "Risk Factors--Dependence on Proprietary Technology; Intellectual Property Rights."

COMPETITION

     The recovery audit business is highly competitive. The competitive factors affecting the market for the Company's recovery audit services include: establishing and maintaining client relationships, quality and quantity of claims identified, experience and professionalism of audit staff, rates for services, technology and geographic scope of operations. The Company's principal competitors for accounts payable recovery audit services include local and regional firms and one firm, Howard Schultz & Associates, Inc., with a network of affiliate organizations in the U.S. and abroad. The Company's competitors for tax recovery audit services in France include major international accounting firms, tax attorneys and several smaller tax recovery audit firms. There can be no assurance that the Company will continue competing successfully with such competitors.

     The Company believes that as large, transaction-intensive businesses expand internationally and implement EDI accounts payable systems, smaller recovery audit firms will lack the technology and infrastructure necessary to remain competitive unless they make substantial investments to upgrade and expand their skills, technologies and geographic scope of operations. See "Risk Factors--Competition."

EMPLOYEES

     At October 31, 1998, the Company had approximately 1,870 employees, 1,225 of whom were located in the U.S. The majority of the Company's employees are involved in the audit function. The Company believes its employee relations are good.

LEGAL PROCEEDINGS

     The Company is not a party to any legal proceedings that it believes could have a material adverse effect on its business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the directors and executive officers of the Company:

  NAME                                   AGE   POSITION
  ----                                   ---   --------
  John M. Cook(1)......................  56    Chairman of the Board, Chief Executive Officer and
                                               Director
  John M. Toma(1)......................  53    Vice Chairman and Director
  Michael A. Lustig....................  43    President and Director
  Marc S. Eisenberg....................  43    President of the Directorate of Alma and Director
  Ronald K. Loder......................  43    President and Chief Executive Officer of Loder Drew, a
                                                 division of the Company, and Director
  Raymond T. Kelly.....................  39    Executive Vice President--Sales and Marketing
  Robert G. Kramer.....................  55    Executive Vice President and Chief Information Officer
  David A. Brookmire...................  46    Senior Vice President--Strategic Planning and Business
                                                 Integration
  Donald E. Ellis, Jr..................  47    Senior Vice President--Finance, Treasurer and Chief
                                               Financial Officer
  Clinton McKellar, Jr.................  52    Senior Vice President, General Counsel and Secretary
  Tony G. Mills........................  42    Senior Vice President--Corporate Development
  Maria A. Neff........................  40    Senior Vice President--Human Resources
  Stanley B. Cohen(1)(2)...............  55    Director
  Jonathan Golden(1)(3)................  61    Director
  Garth H. Greimann(2)(3)..............  43    Director
  Fred W.I. Lachotzki..................  51    Director
  E. James Lowrey(2)(3)................  70    Director

------------

(1) Member of the Executive Committee.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

     John M. Cook is Chairman of the Board, Chief Executive Officer and a Director of the Company and has served in such capacities since founding the Company in November 1990. Mr. Cook served as President of the Company from November 1990 through January 1998. Prior to forming the Company, Mr. Cook served as President and Chief Operating Officer of Roy Greene Associates from 1989 to 1990. From 1987 to 1989, Mr. Cook served as Senior Vice President of Caldor Stores, Inc., a division of May Department Stores Co. ("May"). From 1982 to 1987, Mr. Cook served in a similar capacity for Kaufmann's Department Stores, Inc., also a division of May.

     John M. Toma has served as Vice Chairman of the Company since January 1997. Prior to that, he was Executive Vice President--Administration of the Company and had served in such capacity since 1992. Mr. Toma has served as a Director of the Company since co-founding it in November 1990 and as Senior Vice President--Administration of the Company from 1990 to 1992. Prior to forming the Company, Mr. Toma served as Senior Vice President--Administration of Roy Greene Associates from 1989 to 1990. Prior to joining Roy Greene Associates, Mr. Toma served as Operating Vice President of Caldor Stores, Inc., a division of May. Mr. Toma is Maria A. Neff's brother-in-law.

     Michael A. Lustig joined the Company in 1995 as Senior Vice President--Operations. Mr. Lustig was promoted to Executive Vice President in July 1996, and to President--PRG Worldwide Accounts Payable Audit Operations in January 1997. In January 1998, Mr. Lustig was elected President of the Company and elected as a Director of the Company. Prior to joining the Company, Mr. Lustig worked for The Actava Group, Inc. (formerly Fuqua Industries, Inc.) from 1980 to 1995 where he held various officer positions, most recently as Senior Vice President of Corporate Development.

     Marc S. Eisenberg has served as President of the Directorate of Alma since the acquisition of Alma by the Company in October 1997 and as a Director of the Company since October 15, 1997. Prior to October 1997, Mr. Eisenberg served as President of Alma since its founding in 1986.

     Ronald K. Loder joined the Company in August 1998 as President and Chief Executive Officer of the Company's Loder Drew division in connection with its acquisition by the Company. He was elected Director of the Company in October 1998. Prior to joining the Company, Mr. Loder was President and Chief Executive Officer of Loder, Drew & Associates, Inc., which he co-founded in 1985.

     Raymond T. Kelly joined the Company in 1998 as Executive Vice President--Sales and Marketing. Prior to joining the Company, Mr. Kelly worked for Hewlett-Packard Co., where he held various management positions, most recently as managing executive of the Retail Distribution and Transportation Industry Organization. From 1979 to 1995, he held various sales and marketing positions with NCR Corp., most recently as a Vice President in the Retail Systems Division.

     Robert G. Kramer joined the Company in October 1997 as Executive Vice President and Chief Information Officer. Prior to joining the Company, Mr. Kramer had worked for Home Shopping Network, Inc. since 1996 as Executive Vice President and Chief Information Officer. From 1994 to 1996, Mr. Kramer served as Executive Vice President and Chief Information Officer with Hanover Direct, Inc., a direct specialty retailer.

     David A. Brookmire joined the Company in 1995 as Senior Vice President--Human Resources. From 1987 to 1995, Mr. Brookmire held various positions with Digital Communications Associates, Inc. (now Attachmate Corp.), most recently as Vice President--Human Resources. In September 1998 he was elected Senior Vice President--Strategic Planning and Business Integration.

     Donald E. Ellis, Jr. joined the Company in 1995 as Senior Vice President, Treasurer and Chief Financial Officer. From 1993 to 1995, Mr. Ellis served as Vice President --Finance, Treasurer and Chief Financial Officer of Information America, Inc., a provider of on-line computer information services, and from 1991 to 1993, he was an independent financial consultant. From 1987 to 1991, Mr. Ellis served in various positions with KnowledgeWare, Inc., a supplier of application software, most recently as Senior Vice President, Chief Financial Officer, Secretary and Treasurer. Mr. Ellis is a certified public accountant.

     Clinton McKellar, Jr. joined the Company in June 1997 as Senior Vice President, General Counsel and Secretary. Prior to joining the Company, from 1989 to May 1997, Mr. McKellar served as Vice President, General Counsel and Secretary of Engraph, Inc., a manufacturer of consumer product packaging.

     Tony G. Mills has served as Senior Vice President--Corporate Development and Assistant Secretary since June 1997. Prior to that, he was Senior Vice President--Legal Affairs, General Counsel and Secretary and had served in such capacities since joining the Company in October 1995. For 11 years prior to joining the Company, Mr. Mills was a shareholder in the Atlanta, Georgia law firm of

Silfen, Segal, Fryer & Shuster, P.C. ("SSFS") and provided legal services to the Company through that firm since 1990. Mr. Mills remained as Of Counsel to SSFS through January 1996.

     Maria A. Neff has served as Senior Vice President--Human Resources since September 1998. From 1991, when she joined the Company, until September 1998, Ms. Neff held several management positions in operations, sales and marketing and information technology. Ms. Neff is John M. Toma's sister-in-law.

     Stanley B. Cohen has served as a Director of the Company since its founding in 1990. Mr. Cohen is the Chairman of the Board, Chief Executive Officer and President of both Advisory Services, Ltd. ("ASL") and SBC Financial Corporation ("SBC"). These companies provide certain financial consulting and investment services to the Company and certain of its executive officers. In addition, Mr. Cohen is President of Capital Advisory Corporation, a financial advisory company.

     Jonathan Golden has served as a Director of the Company since its founding in 1990 and provides consulting services to the Company through Jonathan Golden, P.C., a wholly owned professional corporation ("JGPC"). Mr. Golden also serves through JGPC as a partner in the Atlanta, Georgia law firm of Arnall, Golden & Gregory, LLP which provides legal services to the Company. Mr. Golden also serves as a director for SYSCO Corporation ("SYSCO"), a distributor of food and related products.

     Garth H. Greimann has served as a Director of the Company since April 1995. Mr. Greimann joined Berkshire Partners, a general partnership, in 1989 and served as a general partner from 1994 until February 1996, when Berkshire Partners was succeeded by Berkshire Partners LLC (Berkshire Partners, a general partnership, and Berkshire Partners LLC are collectively referred to as "Berkshire Partners"). Mr. Greimann has served as a member of Berkshire Partners LLC since February 1996, and as a general partner of Third Berkshire Associates, A Limited Partnership ("Third Berkshire Associates"), the general partner of Berkshire Fund III, since 1994. From 1982 to 1989, Mr. Greimann held various positions with The First National Bank of Boston (the "Bank"), most recently as Vice President of the Bank's Acquisition Finance Division, and served in the Bank's offices in Korea and Taiwan. Mr. Greimann also serves as a director of Trico Marine Services, Inc., an operator of marine vessels active in offshore energy exploration and production activities.

     Fred W.I. Lachotzki has served as a Director of the Company since January 1996. Since 1989, Mr. Lachotzki has served as a Professor of Business Policy at Nijenrode University, The Netherlands Business School, in The Netherlands. Mr. Lachotzki also serves as a director of Virgin Blockbuster NV, a chain of music superstores, NVS Salland Verzekeringen, an insurance company specializing in healthcare, and Merison Holding NV, a supplier of non-food products to supermarket chains and owner of a franchised chain of electronics retail stores.

     E. James Lowrey has served as a Director of the Company since December 1995. Mr. Lowrey served as Executive Vice President--Finance and Administration of SYSCO from 1978 until his retirement in 1993 and was a director of SYSCO from 1981 to 1993. He currently serves as a director of Riviana Foods, Inc., a processor and distributor of rice and other food products.

     Except as noted above, no family relationship exists among any of the directors and executive officers of the Company.

                              SELLING SHAREHOLDERS

     The table below sets forth certain information regarding the beneficial ownership of outstanding common stock by each selling shareholder at November 19, 1998, both before this offering and as adjusted to reflect the sale of shares of common stock in this offering. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares beneficially owned by them.

                                                                           NUMBER OF
                                                     SHARES OWNED            SHARES          SHARES OWNED
                                              PRIOR TO THIS OFFERING(1)    OFFERED(2)   AFTER THIS OFFERING(1)
                                              --------------------------   ----------   ----------------------
SELLING SHAREHOLDERS:                            NUMBER        PERCENT                    NUMBER      PERCENT
  Cook Family Limited Partnership(3)........   1,232,684           5.2            --     1,232,684       4.6
  Cook Family Foundation, Inc.(3)...........      34,000             *            --        34,000         *
  John M. Cook 1998 Revocable Trust(3)......     200,000             *            --       200,000         *
  John M. Toma(4)...........................     590,346           2.5        40,000       537,005       2.0
  Toma Family Limited Partnership(4)........     197,265             *        13,341       183,924         *
  Berkshire Fund III(5).....................     730,931           3.1       730,931            --        --
  Kevin T. Callaghan(6).....................     754,320           3.2         1,385            --        --
  Clifford Family Foundation Charitable
     Trust..................................       4,296             *         4,296            --        --
  Russell L. Epker(6).......................     754,320           3.2         4,296            --        --
  Ian K. Loring.............................         268             *           268            --        --
  Richard K. Lubin Daughters' Trust dtd
     8/18/91 fbo Emily......................       2,516             *         2,516            --        --
  Richard K. Lubin Daughters' Trust dtd
     8/18/91 fbo Kate.......................       2,516             *         2,516            --        --
  Robert J. Small...........................         451             *           451            --        --

------------

  *  Less than one percent.

 (1) Applicable percentage of ownership at November 19, 1998 is based upon 23,876,539 shares of common stock outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the shares shown as beneficially owned. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other persons.

 (2) Amounts indicated reflect actual number of shares offered and assume no exercise of the underwriters' over-allotment option. In the event such option is exercised in full, the John M. Cook 1998 Revocable Trust will sell 200,000 shares, the Cook Family Limited Partnership will sell 100,000 shares and the Cook Family Foundation, Inc. will sell 34,000 shares. Following these sales, John M. Cook will beneficially own 3,275,502 shares.

 (3) John M. Cook, the Chairman of the Board, Chief Executive Officer and a director of the Company, is the general partner of the Cook Family Limited Partnership, a director of the Cook Family Foundation, Inc. and the trustee of the John M. Cook 1998 Revocable Trust.

 (4) Includes 38,233 shares held for the benefit of John M. Toma, Vice Chairman and a director of the Company, for which Mr. Toma's wife serves as trustee. Includes 197,265 shares held by the Toma Family Limited Partnership, for which Mr. Toma serves as the general partner. Also includes 50,000 shares held by Mr. Toma's wife, 3,901 shares held by the Mary Caitlin Cook Trust, of which Mr. Toma is the trustee, and 40,000 shares subject to options which either are exercisable or will become exercisable within 60 days from the date of this Prospectus. Does not include shares held for the benefit of Mr. Toma's children in the Michael Toma Family Trust and the Michelle Toma Family Trust.

 (5) Garth H. Greimann, a director of the Company, is a general partner of Third Berkshire Associates, the general partner of Berkshire Fund III.

 (6) Includes 730,931 shares held by Berkshire Fund III for which the general partner is Third Berkshire Associates. Messrs. Callaghan and Epker serve as general partners of Third Berkshire Associates. These individuals each disclaim beneficial ownership of the shares owned by Berkshire Fund III, except to the extent of their respective pecuniary interests therein. Includes 1,385 shares held by Mr. Callaghan and 4,296 shares held by Mr. Epker, and 17,708 shares held by certain affiliates of Third Berkshire Associates for which Messrs. Callaghan and Epker hold shared voting power.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), acting through their representatives, BancBoston Robertson Stephens Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Hambrecht & Quist LLC and The Robinson-Humphrey Company, LLC (the "Representatives"), have severally agreed with the Company and the selling shareholders, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the selling shareholders the respective number of shares of common stock set forth opposite their names below. The Underwriters are committed to purchase and pay for all shares if any are purchased.

                                                              NUMBER OF
UNDERWRITERS:                                                  SHARES
  BancBoston Robertson Stephens Inc.........................
  Merrill Lynch, Pierce, Fenner & Smith
                Incorporated................................
  Hambrecht & Quist LLC.....................................
  The Robinson-Humphrey Company, LLC........................

                                                              ---------
     Total..................................................  3,500,000
                                                              =========

     The Representatives have advised the Company and the selling shareholders that the Underwriters propose to offer the shares of common stock to the public at the assumed public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession of not in
excess of $       per share, of which $       may be reallowed to other dealers.
After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives.

     The Company and certain shareholders have granted to the Underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to an aggregate of 525,000 additional shares of common stock at the same price per share as the Company and the selling shareholders will receive for the 3,500,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 3,500,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the shares are being sold.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the shareholders selling shares in this offering against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.

     The Company and certain of its directors and executive officers have agreed that, subject to limited exceptions, they will not, for a period of 90 days after the date of this prospectus, sell, offer to sell, contract to sell or otherwise dispose of any of their shares of common stock (except for sales described in or contemplated by this prospectus) or other securities of the Company without the prior written consent of BancBoston Robertson Stephens Inc.

     The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions and the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling commission otherwise accruing to an Underwriter or syndicate member in connection with the offering if the common stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     In connection with this offering, certain Underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the business day prior to the pricing of the offering before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for the Company and the selling shareholders by Long Aldridge & Norman LLP, Atlanta, Georgia. Certain legal matters related to the offering will be passed upon for the Underwriters by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been filed separately and incorporated by reference herein and in the registration statement in which this prospectus is contained in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, filed separately and incorporated by reference herein and in such registration statement, and upon the authority of said firm as experts in accounting and auditing.

     The Financial Statements of Loder, Drew & Associates, Inc. as of December 31, 1996 and 1997, and for each of the years in the two-year period ended December 31, 1997, have been filed separately and incorporated by reference herein and in the registration statement in which this prospectus is contained in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, filed separately and incorporated by reference herein and in such registration statement, and upon the authority of said firm as experts in accounting and auditing.

     The Financial Statements of Robert Beck & Associates, Inc. as of December 31, 1997, and for the year then ended, have been filed separately and incorporated by reference herein and in the registration statement in which this prospectus is contained in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, filed separately and incorporated by reference herein and in such registration statement, and upon the authority of said firm as experts in accounting and auditing.

     The Consolidated Financial Statements of Financiere Alma S.A. and subsidiaries as of December 31, 1995 and 1996 and June 30, 1997, and for each of the years in the two-year period ended December 31, 1996 and the six months ended June 30, 1997, have been filed separately and incorporated by reference herein and in the registration statement in which this prospectus is contained in reliance upon the report of ERNST & YOUNG Entrepreneurs, filed separately and incorporated by reference herein and in such registration statement, and upon the authority of said firm as experts in accounting and auditing.

     The Consolidated Financial Statements of Financiere Alma S.A. and subsidiaries as of December 31, 1997 and for the three months ended December 31, 1997 have been filed separately and incorporated by reference herein and in the registration statement in which this prospectus is contained in reliance upon the report of ERNST & YOUNG Entrepreneurs, filed separately and incorporated by reference herein and in such registration statement, and upon the authority of said firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company has filed the following documents with the Securities and Exchange Commission (the "Commission") under the Exchange Act, all of which are incorporated by reference in and made a part of this prospectus:

        (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended;

        (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

        (c) The Company's Current Reports on Form 8-K filed October 22, 1997 (event date: October 7, 1997), August 12, 1998 (event date: July 30, 1998), August 12, 1998 (event date: August 6, 1998) and November 10, 1998 (event date: October 29, 1998), and Current Report on Form 8-K/A filed November 21, 1997 (event date October 7, 1997); and

        (d) The description of the common stock contained in the Company's Registration Statement on Form 8-A dated March 26, 1996 (Commission File No. 0-28000).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act: (1) subsequent to the initial filing of this prospectus and prior to the date it is declared effective; and (2) subsequent to the date of this prospectus and prior to the termination of this offering are incorporated by reference and become a part of this prospectus and a part hereof from the date of filing of such documents. Any statement contained in this prospectus or in a document incorporated by reference herein is modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document, which also is incorporated by reference in this prospectus, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     On request, the Company will provide at no cost to each person, including any beneficial owner, who receives a copy of this prospectus, a copy of any or all of the documents incorporated in this prospectus by reference. The Company will not provide exhibits to any of such documents, however, unless such exhibits are specifically incorporated by reference into those documents. Written or telephonic requests for such copies should be addressed to the Company's principal executive offices, attention: Clinton McKellar, Jr., 2300 Windy Ridge Parkway, Suite 100 North, Atlanta, Georgia 30339-8426, telephone number (770) 779-3900.

                             ADDITIONAL INFORMATION

     The Company files reports, proxy statements and other information with the Commission. Those reports, proxy statements and other information may be obtained:

     - At the Public Reference Room of the Commission, Room 1024--Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

     - At the public reference facilities at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

     - From the Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

     - At the offices of The Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006; or

     - From the Internet site maintained by the Commission at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

     Some locations may charge prescribed or modest fees for copies.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act covering the shares of common stock offered hereby. As permitted by the Commission, this prospectus, which constitutes a part of the Registration Statement, does not contain all the information included in the Registration Statement. This additional information may be obtained from the locations described above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the contract or other document for all the details.

                                   [PRG LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Estimated expenses of the offering, other than underwriting discounts and commissions, are:

Securities and Exchange Commission registration fee.........  $ 32,870
NASD filing fee.............................................    12,324
Nasdaq National Market listing fee..........................    17,500
Blue sky fees and expenses..................................     6,000
Printing and engraving expenses.............................   150,000
Legal fees and expenses.....................................   225,000
Accounting fees and expenses................................    50,000
Transfer Agent and registrar fees...........................    10,000
Miscellaneous expenses......................................    46,306
                                                              --------
          Total.............................................  $550,000
                                                              ========

     All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee are estimated. The Company intends to pay all expenses of registration with respect to shares being sold by the selling shareholders hereunder, with the exception of underwriting discounts and commissions.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 8 of the Company's Articles of Incorporation and Article VII of the Company's Bylaws set forth the extent to which the Company's directors and officers may be indemnified against liabilities they may incur while serving in such capacities. Such indemnification will be provided to the fullest extent allowed by the Georgia Business Corporation Code, as amended from time to time. Under these indemnification provisions, the Company is required to indemnify any of its directors and officers against any reasonable expenses (including attorneys' fees) incurred by such party in the defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person was made a party, or in defense to any claim, issue or matter therein, by reason of the fact that such person is or was a director or officer of the Company or who, while a director or officer of the Company, is or was serving at the Company's request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, to the extent that such director or officer has been successful, on the merits or otherwise, in such defense. The Company also is required to indemnify any of its directors or officers against any liability incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the name of the Company, in which event, additional determinations must be made before indemnification is provided) by reason of the fact that he or she is or was a director or officer of the Company who, while a director or officer of the Company, is or was serving at the Company's request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if such director or officer acted in a manner he or she believed in good faith to be in, or not opposed to, the best interests of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Company may also provide advances of expenses incurred by a director or officer in defending such action, suit or proceeding upon receipt of a written affirmation of such officer or director that he or she has met certain standards of conduct and an undertaking by or on behalf of such officer or director to repay such advances unless it is ultimately determined that he or she is entitled to indemnification by the Company.

     The Company's Articles of Incorporation contain a provision which eliminates, to the fullest extent permitted by law, director liability for monetary damages for breaches of the fiduciary duty of care or any other duty as a director.

     The Company has entered into indemnification agreements (the "Indemnification Agreements") with each of its directors and certain executive officers. The Indemnification Agreements set forth certain procedural matters relating to indemnification, including the manner in which an indemnified party may make a claim and the right of an indemnified party to court adjudication of his or her claim if indemnification is denied by the Company.

     The Company has obtained an insurance policy insuring the directors and officers of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     Pursuant to the Underwriting Agreement to be entered into by the Company in connection with the offering of common stock by this registration statement and the accompanying prospectus, the Underwriters thereunder are expected to indemnify the directors and officers of the Registrant and certain other persons against certain civil liabilities.

ITEM 16.  EXHIBITS

      Exhibits.  The following exhibits are filed as part of this Registration
Statement:

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  1.1*     --  Form of Underwriting Agreement among the Registrant,
               BancBoston Robertson Stephens Inc., Merrill Lynch, Pierce,
               Fenner & Smith Incorporated, Hambrecht & Quist LLC and The
               Robinson-Humphrey Company, LLC.
  2.1+     --  Agreement and Plan of Reorganization, dated January 4, 1995, among The Profit Recovery Group, Inc., Fial & Associates,
               Inc. and T. Charles Fial (incorporated by reference to the
               Exhibit of the same number contained in the Registrant's
               Registration Statement on Form S-1 (Registration No.
               333-1086)).
  2.2+     --  Note Purchase Agreement, dated April 27, 1995, among The
               Profit Recovery Group, International, L.P., The Profit
               Recovery Group International I, Inc., T. Charles Fial and
               certain limited partners and purchasers named therein
               (incorporated by reference to the Exhibit of the same number contained in the Registrant's Registration Statement on Form
               S-1 (Registration No. 333-1086)).
  2.3+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France S.A. and certain individual
               Stockholders of Alma Intervention S.A. (incorporated by
               reference to Exhibit 2.1(a) of the Registrant's Form 8-K
               filed with the Commission on October 22, 1997).
  2.4+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France S.A. and certain individual
               Stockholders of Alma Intervention S.A. (incorporated by
               reference to Exhibit 2.1(b) of the Registrant's Form 8-K
               filed with the Commission on October 22, 1997).
  2.5+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France S.A. and Epargne Capitalisation
               Intermediare and Epargne Developpement (incorporated by
               reference to Exhibit 2.2 of the Registrant's Form 8-K filed with the Commission on October 22, 1997).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  2.6+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France S.A. and Sophie Davet (incorporated by reference to Exhibit 2.3 of the Registrant's Form 8-K
               filed with the Commission on October 22, 1997).
  2.7+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France S.A. and Marc Eisenberg and Eric
               Eisenberg (incorporated by reference to Exhibit 2.4 of the
               Registrant's Form 8-K filed with the Commission on October
               22, 1997).
  2.8+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France S.A. and Banque Internationale a
               Luxembourg S.A. for share capital of Financiere Alma S.A.
               and Alma Intervention S.A. (incorporated by reference to
               Exhibit 2.5 of the Registrant's Form 8-K filed with the
               Commission on October 22, 1997).
  2.9+     --  Share Purchase Agreement dated as of October 7, 1997 among the Company, PRG France S.A. and Banque Internationale a
               Luxembourg S.A for share capital of Alma Intervention S.A.
               (incorporated by reference to Exhibit 2.6 of the
               Registrant's Form 8-K filed with the Commission on October
               22, 1997).
  2.10+    --  Warranty Agreement dated as of October 7, 1997 among the
               Company, PRG France S.A., Marc Eisenberg and Eric Eisenberg
               (incorporated by reference to Exhibit 2.7 of the
               Registrant's Form 8-K filed with the Commission on October
               22, 1997).
  2.11+    --  Indemnity Escrow and Stock Pledge Agreement dated as of
               October 7, 1997 among the Company, PRG France S.A., Marc
               Eisenberg, Eric Eisenberg, Banque Internationale a
               Luxembourg S.A. and Arnall Golden & Gregory, LLP
               (incorporated by reference to Exhibit 2.8 of the
               Registrant's Form 8-K filed with the Commission on October
               22, 1997).
  2.12+    --  Asset Purchase Agreement dated as of July 31, 1998 among the
               Company, The Profit Recovery Group International I, Inc.,
               Loder, Drew & Associates, Inc., Ronald K. Loder and H.
               Richard Byrne (incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K pertaining to the Loder, Drew &
               Associates, Inc. transaction filed with the Commission on
               August 12, 1998).
  2.13     --  Stock Purchase Agreement dated as of October 29, 1998 among the Company, The Profit Recovery Group International I,
               Inc., Robert Beck & Associates, Inc. and the shareholders of
               Robert Beck & Associates, Inc. (incorporated by reference to
               Exhibit 2.1 of the Registrant's Form 8-K filed with the
               Commission on November 10, 1998).
  2.14     --  Stock Purchase Agreement dated as of October 29, 1998 among the Company, The Profit Recovery Group International I,
               Inc., Taylor, Blackburn & Associates, Inc. and the
               shareholders of Taylor, Blackburn & Associates, Inc.
               (incorporated by reference to Exhibit 2.2 of the
               Registrant's Form 8-K filed with the Commission on November
               10, 1998).
  2.15     --  Stock Purchase Agreement dated as of October 29, 1998 among the Company, The Profit Recovery Group International I,
               Inc., John E. Flatley & Associates, Inc. and the shareholder of John E. Flatley & Associates, Inc. (incorporated by
               reference to Exhibit 2.3 of the Registrant's Form 8-K filed with the Commission on November 10, 1998).
  2.16     --  Asset Purchase Agreement dated as of October 29, 1998 among the Company, The Profit Recovery Group International I, Inc.
               and Vincent Creadon, a sole proprietorship (incorporated by reference to Exhibit 2.4 of the Registrant's Form 8-K filed with the Commission on November 10, 1998).
  2.17     --  Asset Purchase Agreement dated as of October 29, 1998 among the Company, The Profit Recovery Group International I, Inc.
               and John H. Cavins, a sole proprietorship (incorporated by reference to Exhibit 2.5 of the Registrant's Form 8-K filed with the Commission on November 10, 1998).
  2.18     --  Asset Purchase Agreement dated as of October 29, 1998 among the Company, The Profit Recovery Group International I,
               Inc., RBA Audits, Inc. and the shareholders of RBA Audits,
               Inc. (incorporated by reference to Exhibit 2.6 of the
               Registrant's Form 8-K filed with the Commission on November
               10, 1998).

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  2.19     --  Asset Purchase Agreement dated as of October 29, 1998 among the Company, The Profit Recovery Group International I, Inc.
               and John M. Kirkeide, a sole proprietorship (incorporated by reference to Exhibit 2.7 of the Registrant's Form 8-K filed with the Commission on November 10, 1998).
  2.20     --  Asset Purchase Agreement dated as of October 29, 1998 among the Company, The Profit Recovery Group International I, Inc.
               and Robert N. Beck, Jr., a sole proprietorship (incorporated by reference to Exhibit 2.8 of the Registrant's Form 8-K
               filed with the Commission on November 10, 1998).
  2.21     --  Asset Purchase Agreement dated as of October 29, 1998 among the Company, The Profit Recovery Group International I,
               Inc., Savant Consulting, L.L.C. and the members of Savant
               Consulting, L.L.C. (incorporated by reference to Exhibit 2.9 of the Registrant's Form 8-K filed with the Commission on
               November 10, 1998).
  2.22     --  Representations, Covenants and Indemnification Agreement
               (incorporated by reference to Exhibit 2.10 of the
               Registrant's Form 8-K filed with the Commission on November
               10, 1998).
  4.1      --  Specimen Common Stock Certificate (incorporated by reference to the Exhibit of the same number contained in the
               Registrant's Registration Statement on Form S-1
               (Registration No. 333-1086)).
  4.2      --  Applicable provisions of the Articles of Incorporation and
               Bylaws of the Registrant (incorporated by reference to
               Exhibits 3.1 and 3.2 of the Registrant's Registration
               Statement on Form S-1 (Registration No. 333-1086)).
  5.1*     --  Opinion of Long Aldridge & Norman LLP.
 23.1*     --  Consent of Long Aldridge & Norman LLP (included in its opinion to be filed as Exhibit 5.1).
 23.2      --  Consent of KPMG Peat Marwick LLP.
 23.3      --  Consent of ERNST & YOUNG Entrepreneurs.
 24.1      --  Powers of Attorney (see signature pages to this Registration
               Statement).

------------

*  To be filed by amendment.

+ The Company has received confidential treatment of portions of this Agreement.
  Accordingly, portions thereof have been omitted and filed separately with the Securities and Exchange Commission. In addition, in accordance with Item 601(b)(2) of Regulation S-K, the schedules have been omitted and a list briefly describing the schedules is contained at the end of the Exhibit. The Company will furnish supplementally a copy of any omitted schedule to the Commission upon request.

+ In accordance with Item 601(b)(2) of Regulation S-K, the schedules have been omitted and a list briefly describing the schedules is contained at the end of the Exhibit. The Company will furnish supplementally a copy of any omitted schedule to the Commission upon request.

  ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended (the "Act"), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on November 23, 1998.

                                          THE PROFIT RECOVERY GROUP
                                          INTERNATIONAL, INC. (REGISTRANT)

                                          By:        /s/ JOHN M. COOK
                                             -----------------------------------
                                                        John M. Cook
                                               Chairman of the Board and Chief
                                                      Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John M. Cook, Donald E. Ellis, Jr. and Clinton McKellar, Jr., and any of them, his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this registration statement, and any registration statement filed pursuant to Rule 462(b) of the Act prepared in connection therewith, and to file the same, with exhibits thereto, and other documents in connection herewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact (or any of them) or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                  /s/ JOHN M. COOK                     Chairman of the Board, Chief  November 23, 1998
-----------------------------------------------------    Executive Officer and
                    John M. Cook                         Director (principal
                                                         executive officer)

              /s/ DONALD E. ELLIS, JR.                 Senior Vice                   November 23, 1998
-----------------------------------------------------    President--Finance,
                Donald E. Ellis, Jr.                     Treasurer and Chief
                                                         Financial Officer
                                                         (principal financial
                                                         officer)

                /s/ MICHAEL R. MELTON                  Vice President--Finance       November 23, 1998
-----------------------------------------------------    (principal accounting
                  Michael R. Melton                      officer)

                               [Signatures continued on following page]

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----

                /s/ STANLEY B. COHEN                   Director                      November 23, 1998
-----------------------------------------------------
                  Stanley B. Cohen

                 /s/ MARC EISENBERG                    Director                      November 23, 1998
-----------------------------------------------------
                   Marc Eisenberg

                 /s/ JONATHAN GOLDEN                   Director                      November 23, 1998
-----------------------------------------------------
                   Jonathan Golden

                                                       Director                      November   , 1998
-----------------------------------------------------
                  Garth H. Greimann

                                                       Director                      November   , 1998
-----------------------------------------------------
                Fred W. I. Lachotzki

                                                       Director                      November   , 1998
-----------------------------------------------------
                   Ronald K. Loder

                 /s/ E. JAMES LOWREY                   Director                      November 23, 1998
-----------------------------------------------------
                   E. James Lowrey

                /s/ MICHAEL A. LUSTIG                  Director                      November 23, 1998
-----------------------------------------------------
                  Michael A. Lustig

                  /s/ JOHN M. TOMA                     Vice Chairman and Director    November 23, 1998
-----------------------------------------------------
                    John M. Toma